SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                   ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                 Yes                        No    X
                      ---------                ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-_________. )

                 N/A

This Form 6-K consists of:

         The following announcements on March 26, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant"):

(1)      Announcement of Annual General Meeting for the Year 2003

(2)      Announcement of proposed amendments to the Articles of Association

(3) Announcement of the resolutions of the 7th meeting of the second session of the Board of Directors

(4)      Announcement on connected transactions

(5)      Announcement of the results for the year ended December 31, 2003

                                                                  Document (1)



                    CHINA PETROLEUM & CHEMICAL CORPORATION
                        (a joint stock limited company
    incorporated in the People's Republic of China with limited liability)

              NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2003

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("Annual General Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2003 will be held at Beijing Continental Grand Hotel International Convention Center, No. 8 Beichendong Road, Chaoyang District, Beijing, China on Tuesday, 18 May 2004 at 9:00 a.m. for the following purposes:

By way of ordinary resolutions:

1. To consider and approve the report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2003.

2. To consider and approve the report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2003.

3. To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2003.

4. To consider and approve Sinopec Corp.'s 2003 profit appropriation plan and the final dividend.

5. To re-appoint Messrs. KPMG Huazhen and KPMG as the PRC and international auditors, respectively, of Sinopec Corp. for the year 2004 and to authorise the Board of Directors to fix their remuneration.

By way of special resolutions:

1. The proposal to authorise the Board of Directors to allot and issue new foreign shares listed overseas:

      (a) subject to paragraphs (c) and (d) and pursuant to the Company Law of The People's Republic of China ("PRC") ("Company Law") and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board of Directors of Sinopec Corp. of all the powers of Sinopec Corp. granted by the general and unconditional mandate to issue new foreign shares listed overseas during the Relevant Period and to determine the terms and conditions for the allotment and issue of new shares including the following terms:

            (1)   class and number of new shares to be issued;

            (2) price determination method of new shares and/or issue price (including price range);

            (3)   the starting and closing dates for the issue;

            (4) class and number of the new shares to be issued to existing shareholders; and

            (5) the making or granting of offers, agreements and options which might require the exercise of such powers.

      (b) The approval in paragraph (a) shall authorise the directors of Sinopec Corp. during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

      (c) The aggregate nominal amount of overseas listed foreign shares and domestic shares allotted and issued conditionally or unconditionally (whether pursuant to an option or otherwise) by the Board of Directors of Sinopec Corp. pursuant to the approval in paragraph (a), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the Articles of Association of Sinopec Corp., shall not exceed 20% of the existing overseas listed foreign shares of Sinopec Corp.

      (d) In exercising the powers granted under paragraph (a), the board of directors of Sinopec Corp. must (1) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (2) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

      (e)   For the purpose of this resolution:

            "Relevant Period" means the period from the date of passing this resolution until whichever is the earliest of:

            (i)   twelve months from the date of passing this resolution;

            (ii) the conclusion of the next annual general meeting of Sinopec Corp.; and

            (iii) the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meeting.

      (f) The board of directors, subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law of the PRC, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (a) above, provided that the registered capital shall not exceed RMB90,058,536,600.

      (g) Authorise the board of directors to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

      (h) Subject to the approval of the relevant PRC authorities, the board of directors be and is hereby authorised to make appropriate and necessary amendments to Article 20 and Article 23 of the Articles of Association after completion of the allotment and issue of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this mandate.

2.   The proposal to amend Articles of Association and its schedules:

      a) Addition of clauses in relation to external guarantees in the Articles of Association and its schedules in accordance with the "Notice on Certain Issues relating to Regulating Fund Transfers between a Listed Company and Connected Parties and External Guarantees of Listed Companies"

            (1)   To amend the Articles of Association

                  Article 107

                  Sub-paragraph (8) of Section 1 "to determine the risks investment and security (including pledging of assets) of the Company according to the authority given in the shareholders' general meeting;"

                  shall be amended as follows: "to determine the risks investments of the Company according to the authority given in the shareholder's general meeting";

                  A sub-paragraph shall be inserted as sub-paragraph (9): "to determine external guarantees (including pledging of assets) of the Company according to the authority given in the shareholder's general meeting";

                  The original sub-paragraphs (9) to (19) shall become sub-paragraphs (10) to (20) accordingly.

                  Section 2: "Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6),
                  (7) and (13) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors."

                  shall be amended as follows: "Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6), (7), (9) and (14) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors."

            (2) To amend the Rules and Procedures for the Shareholders' General Meeting

                  Sub-paragraph (3) of Article 13

                  Paragraph 1: "The Company shall not provide guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures."

                  shall be amended as follows: "The Company shall not provide guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability and shall not directly or indirectly provide liability guarantee for debtors with an asset to liability ratio exceeding 70%. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures. The total amount of external guarantees of the Company shall not exceed 50% of the net assets stated in the consolidating accounting statements of the latest accounting year of the Company."

            (3) To amend the Rules and Procedures for the Board of Directors' Meeting

                  Sub-paragraphs (8) of Section 1 of Article 2 "to determine the risks investment and security (including pledging of assets) of the Company according to the authority given in the shareholders' general meeting";

                  shall be amended as follows: "to determine the risks investment of the Company according to the authority given in the shareholder's general meeting";

                  The following shall be inserted as sub-paragraph (9): "to determine matters relating to external guarantees (including pledging of assets) of the Company according to the authority given in the shareholder's general meeting;".

                  The original sub-paragraphs (9) to (19) shall become sub-paragraphs (10) to (20) accordingly.

                  A sub-paragraph (3) shall be inserted after sub-paragraph
                  (2) of section 4 of Article 33: "to determine to provide external guarantees;"

                  The original sub-paragraph (3) of section 4 of Article 33 "to formulate proposals for any amendment to the Company's Articles of Association" shall become sub-paragraph (4) of section 4 of Article 33 accordingly, and the same shall be amended as follows: "to formulate proposals for any amendment to the Articles of Association and its schedules".

      b) Addition of clauses in relation to shareholders' meetings and board meetings in the Articles of Association and its schedules in accordance with Appendix 3 and other provisions of the Listing Rules of the Hong Kong Stock Exchange

            (1)   To amend the Articles of Association

                  A section shall be inserted in Article 74 as section 2: "If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results."

                  Sub-paragraph (4) of Article 100: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs (1) and (2) above shall be delivered to the Company seven (7) days before the AGM".

                  shall be amended as follows: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in a general meeting of the Company according to law for election of independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs (1) and (2) above shall be delivered to the Company not less than seven
                  (7) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than seven (7) days".

                  Sub-paragraph (3) of Article 101: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of non-independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company seven (7) days before the AGM".

                  shall be amended as follows: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in a general meeting of the Company according to law for election of non-independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company not less than seven (7) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than seven (7) days".

                  Section (2) of Article 157 "Directors shall not vote on the contract, transaction and arrangement where they own the major rights and interests, and shall not be listed in the quorum of the meeting"

                  shall be amended as follows: "If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting."

                  Paragraph 1 of Section 1 of Article 76: "At any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:"

                  shall be amended as follows: "At any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded or otherwise required by the listing rules of the stock exchanges on which the Company's shares are listed".

            (2)   To amend the Rules and Procedures for the Shareholders'
                  Meeting

                  A section shall be inserted in Article 62 as section 2: "If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results."

            (3) To amend the Rules and Procedures for the Board of Directors' Meeting

                  Section 7 of Article 33: "In voting on the Company's connected transactions by the board of directors, the connected directors who have interests in the transactions shall abstain from voting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders' general meeting for examination."

                  shall be amended as follows: "If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders' general meeting for examination."

      c) Amendments to the Articles of Association and its schedules regarding "Detailed Rules on the Work of the Secretary of the Board"

            (1)   To amend the Articles of Association

                  Section 1 of Article 119: "The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior officer of the Company accountable to the Company. The Company shall draw up "Work Regulations for the Secretary of the Board" to promote the management of the Company and make provisions for disclosure of information."

                  shall be amended as follows: "The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior officer of the Company accountable to the Company. The Company shall formulate regulations in relation to the work of the Secretary of the Board to promote the management of the Company and make provisions for disclosure of information and investor relationship."

            (2) To Amend the Rules and Procedures for the Board of Directors' Meetings

                  Article 20: "The Company shall formulate the "Work Regulations for the Secretary of the Board", which shall set out detailed provisions in respect of the duties and responsibilities, roles, and the daily working body of the secretary of the board of directors. Those Regulations shall come into effect upon the submission to, and the approval of, the board of directors."

                  shall be amended as follows: "The Company shall formulate regulations in relation to the work of the secretary of the board, and perform the work for disclosure of information and investor relationship. The relevant system shall be effective after reporting to the board of directors for approval."

The contents of the referred to in the ordinary resolutions numbered 1 to 3 above are contained in the Annual Report of Sinopec Corp. for the year 2003 (the "Annual Report"), which are available for consideration at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

                                                          By Order of the Board
                                                                        CHEN GE
                                            Secretary to the Board of Directors

Beijing, the PRC, 26 March 2004

Notes:

1.    Eligibility for attending the Annual General Meeting

Holders of Sinopec Corp.'s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Monday, 19 April 2004 are eligible to attend the Annual General Meeting.

In order to be eligible to attend and vote at the annual general meeting of Sinopec Corp. to be held on Tuesday, 18 May 2004, all transfers accompanied by the relevant share certificates must be lodged with share registrars for H Shares of Sinopec Corp. in Hong Kong, Hong Kong Registrars Limited, shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Friday, 16 April 2004.

2.    Proxy

(1) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder.

(2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign, or other authorisation document(s) must be notarised.

(3) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.    Registration procedures for attending the Annual General Meeting

(1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(2) Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Wednesday, 28 April 2004.

(3) Shareholders may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.    Closure of Register of Members

The register of members of Sinopec Corp. will be closed from Monday, 19 April 2004 to Tuesday, 18 May 2004 (both days inclusive).

5. Procedures for demanding a poll to vote on resolutions

Subject to the rules of the stock exchanges to which the shares of Sinopec Corp. are listed, the follow persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

(1)   the chairman of the meeting;

(2) at least two shareholders present in person or by proxy entitled to vote thereat;

(3) one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

Unless a poll is demanded, a declaration shall be made by the chairman that a resolution has been passed on a show of hands. The demand for a poll may be withdrawn by the person who demands the same.

6.    Other Business

(1) The Annual General Meeting will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the Share Registrar for H Shares of Sinopec Corp., Hong Kong Registrars Limited is at:

      Shops 1712-1716, 17th Floor
      Hopewell Centre
      183 Queen's Road East
      Hong Kong

(3) The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at:

      72 Pu Jian Road
      Pudong District
      Shanghai
      PRC

(4) The registered address of Sinopec Corp. is at:

      A6 Huixindong Street
      Chaoyang District
      Beijing 100029
      The People's Republic of China
      Telephone No.: (+86) 10 6499 0060
      Facsimile No.: (+86) 10 6499 0022

                                                                  Document (2)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



                    CHINA PETROLEUM & CHEMICAL CORPORATION
                (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 386)


              PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

 ------------------------------------------------------------------------------
|    Sinopec Corp. proposes to amend the Articles of Association of Sinopec    |
|    Corp. (including the Rules and Procedures for the Shareholders' General   |
|    Meetings and the Rules and Procedures for the Board of Directors'         |
|    Meetings) in accordance with the "Notice on Certain Issues relating to    |
|    Regulating Fund Transfers between a Listed Company and Connected          |
|    Parties and External Guarantees of Listed Companies" (Zheng Jian Fa       |
|    [2003] No.56) jointly issued by the China Securities Regulatory           |
|    Commission and the State Assets Supervisory Management Commission on 28   |
|    August 2003 and the revised Listing Rules of the Hong Kong Stock          |
|    Exchange which will come into effect on 31 March 2004.                    |
|    In addition, both the current Articles of Association and the Rules and   |
|    Procedures for the Board of Directors' Meetings stipulated that Sinopec   |
|    Corp. should formulate "Detailed Rules on the Work of the Secretary to    |
|    the Board of Directors". As Sinopec Corp. already formulated the "Rules   |
|    on Corporate Information Disclosure" and "Rules on Corporate Investor     |
|    Relations" in December 2003 in accordance with the requirements of the    |
|    relevant PRC regulatory authorities, there will be an unnecessary         |
|    duplication of the contents if the "Detailed Rules on the Work of the     |
|    Secretary to the Board of Directors" are formulated again separately.     |
|    Accordingly, Sinopec Corp. proposes to remove references to the           |
|    formulation of the "Detailed Rules on the Work of the Secretary to the    |
|    Board of Directors" in the Articles of Association and Rules and          |
|    Procedures for the Board of Directors' Meetings.                          |
|                                                                              |
|    The proposed amendments to the Articles of Association of Sinopec Corp.   |
|    (including the Rules and Procedures for the Shareholders' General         |
|    Meetings and the Rules and Procedures for the Board of Directors'         |
|    Meetings) are subject to the approval of the shareholders of Sinopec      |
|    Corp. by way of special resolutions at the 2003 AGM.                      |
|                                                                              |
|    A circular containing details of the proposed amendments to the           |
|    Articles of Association of Sinopec Corp. (including the Rules and         |
|    Procedures for the Shareholders' General Meetings and the Rules and       |
|    Procedures for the Board of Directors' Meetings) together with the        |
|    notice of AGM for 2003, the proxy form and the reply slip are expected    |
|    to be despatched to the holders of H shares on or around 2 April 2004.    |
|    The proposed amendments to the Articles of Association of Sinopec Corp.   |
|    (including the Rules and Procedures for the Shareholders' General         |
|    Meetings and the Rules and Procedures for the Board of Directors'         |
|    Meetings) are also available for consideration at the website of the      |
|    Shanghai Stock Exchange (http://www.sse.com.cn).                          |
|                                                                              |
|    Sinopec Corp. and all the members of the Board of Directors warrant       |
|    that there are no material omissions from, or misrepresentations or       |
|    misleading statements contained in, this announcement, and severally      |
|    and jointly accept full responsibility for the authenticity, accuracy     |
|    and completeness of the information contained in this announcement.       |
|                                                                              |
 ------------------------------------------------------------------------------


1. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC CORP.

The China Securities Regulatory Commission and the State Assets Supervisory Management Commission jointly issued the "Notice on Certain Issues relating to Regulating Fund Transfers between a Listed Company and Connected Parties and External Guarantees of Listed Companies" (Zheng Jian Fa [2003] No.56) on 28 August 2003 which requires that: "the Articles of Association of a listed company shall make stipulations for the examination and approval procedures of external guarantees and creditworthiness standards of the guaranteed objects. External guarantees shall obtain the consent upon signing of more than two-thirds of all the members of the board of directors or approval at the shareholders' meeting; shall not directly or indirectly provide debt guarantees for guaranteed objects with an asset-liability ratio of more than 70%."

The Hong Kong Stock Exchange has revised its Listing Rules based on the results of the "Consultation Conclusions on Proposed Amendments to the Listing Rules Relating to Corporate Governance Issues". The new changes require listed companies to amend certain provisions of its Articles of Association. The revised Listing Rules will come into effect on 31 March 2004.

China Petroleum & Chemical Corporation ("Sinopec Corp.") proposes to amend the Articles of Association (including the Rules and Procedures for the Shareholders' General Meetings and the Rules and Procedures for the Board of Directors' Meetings) in accordance with the above regulations.

In addition, both article 119 of the current Articles of Association and article 20 of the Rules and Procedures for the Board of Directors' Meetings stipulated that Sinopec Corp. should formulate "Detailed Rules on the Work of the Secretary to the Board of Directors". As Sinopec Corp. already formulated the "Rules on Corporate Information Disclosure" and "Rules on Corporate Investor Relations" in December 2003 in accordance with the requirements of the relevant PRC regulatory authorities and that the Articles of Association and the Rules and Procedures for the Board of Directors' Meetings already contain relatively detailed description of the duties and work procedures of the Secretary to the Board of Directors, there will be an unnecessary duplication of the contents if the "Detailed Rules on the Work of the Secretary to the Board of Directors" are formulated again separately. Accordingly, Sinopec Corp. proposes to remove references to the formulation of the "Detailed Rules on the Work of the Secretary to the Board of Directors" in the Articles of Association and Rules and Procedures for the Board of Directors' Meetings.

2.    ANNUAL GENERAL MEETING

The proposed amendments to the Articles of Association (including the Rules and Procedures for the Shareholders' General Meetings and the Rules and Procedures for the Board of Directors' Meetings) of Sinopec Corp. are subject to the approval of the Shareholders by way of special resolutions at the 2003 annual general meeting of Sinopec Corp. ("AGM"). The 2003 AGM will be held at Beijing Continental Grand Hotel International Convention Center, No.8 Beichendong Road, Chaoyang District, Beijing, China at 9.00 a.m. on Tuesday, 18 May 2004. For further information regarding the amendments, please refer to the notice of AGM to be published in domestic PRC newspapers - China Securities News, Shanghai Securities News and Securities Times, and the newspapers in Hong Kong - South China Morning Post and Hong Kong Economic Times on 29 March 2004.

3.    GENERAL

A circular containing details of the proposed amendments to the Articles of Association of Sinopec Corp. (including the Rules and Procedures for the Shareholders' General Meeting and the Rules and Procedures for the Board of Directors' Meetings) together with the 2003 annual report of Sinopec Corp. which will contain the notice of the AGM for 2003, the proxy form and the reply slip are expected to be despatched to the holders of H shares on or around 2 April 2004 and are also available for consideration on the website of the Shanghai Stock Exchange (address: http://www.sse.com.cn). Holders of Sinopec Corp.'s shares whose names appear on the register of members of Sinopec Corp. at the close of business on Monday, 19 April 2004 are eligible to attend the 2003 AGM.

According to the Articles of Association of Sinopec Corp., the register of members of Sinopec Corp. will be closed from Monday, 19 April 2004 to Tuesday, 18 May 2004 (both dates inclusive). Shareholders should note that during such period no H share transfer will be registered.

                                                   By Order of the Board
                                                          CHEN GE
                                           Secretariat to the Board of Directors

Beijing, PRC, 26 March 2004

                                                                     Docuent (3)
                    CHINA PETROLEUM & CHEMICAL CORPORATION
                        (a joint stock limited company
    incorporated in the People's Republic of China with limited liability)

           Announcement of the Resolutions of the 7th Meeting of the Second Session of the Board of Directors

 -----------------------------------------------------------------------------
| Sinopec Corp. and all the members of the Board confirm the truth, accuracy | | and completeness of the information contained in this announcement and | | collectively and individually accept full responsibility for any fraudulent | | representation, misrepresentation or material omission in this announcement.|
 -----------------------------------------------------------------------------

The 7th meeting of the second session of the Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held at 8.30 am on 26 March 2004 at Sinopec Corp.'s head offices.

Mr Chen Tonghai, the Chairman, Mr Wang Jiming, Vice Chairman, Mr Zhang Jiaren, Mr Cao Xianghong, Mr Liu Genyuan, Mr Fan Yifei, Mr Chen Qingtai, Mr Shi Wenpeng, Mr Zhang Youcai and Mr Cao Yaofeng, Directors, were present at the meeting. Mr Mou Shuling, Mr Liu Kegu and Mr Ho Tsu Kwok Charles, Directors, could not attend the meeting for reason of official duties. Both Mr Mou Shuling and Mr Liu Kegu, Directors, appointed Mr Wang Jiming, Vice Chairman, and Mr Ho Tsu Kwok Charles, Director, appointed Mr Chen Qingtai, Director, to vote on their behalf at the meeting. A quorum for a board meeting as set out in the provisions of the Articles of Association of Sinopec Corp. was present.

The meeting was convened and chaired by Mr Chen Tonghai, the Chairman. After examinations, the meeting unanimously passed the following resolutions:

1     to approve the 2003 year Work Report of the Board.

2 to approve the Report on Completion of Operations in 2003 and Work Arrangements for 2004.

3 to approve the resolution on eight provisions. For the year ended 31 December 2003, the total amount of the eight provisions on asset impairment under the PRC Accounting Rules and Regulations was RMB 7.654 billion, of which the amount for the allowance for doubtful accounts was RMB 5.533 billion; the amount of provision for diminution in value of inventories was RMB 0.519 billion; the provision for impairment losses on long-term equity investments was RMB 0.271 billion; the amount for the provision for impairment losses on fixed assets was RMB 1.331 billion.

4 to approve the resolution on the on-going connected transactions. The total actual amount of connected transactions occurred in 2003 was RMB
      102.001 billion, of which the amount for purchase transactions was RMB
      63.558 billion and the amount for sales transactions was RMB 38.443 billion, which were all within the cap amounts of the waivers granted by the Hong Kong Stock Exchange.

5 to approve the resolution on the 2003 audit fees for KPMG Huazhen and KPMG.

6 to approve the re-appointment of KPMG Huazhen and KPMG as Sinopec Corp.'s domestic and international auditors respectively for the year 2004, and to present the resolution to the shareholders authorising the Board to determine the remunerations of KPMG Huazhen and KPMG.

7 to approve the 2003 Financial Report of Sinopec Corp. audited by KPMG Huazhen and KPMG.

8     to approve the resolution on the Plan for Profit Appropriation for 2003.

      As determined in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS"), Sinopec Corp.'s audited net profit in 2003 was RMB 19.011 billion and RMB 21.593 billion respectively. In accordance with the Articles of Association of Sinopec Corp., the amount distributable to shareholders is the lower of the net profit for the financial year as determined in accordance with the PRC Accounting Rules and Regulations and IFRS. Accordingly, after deducting 10% to be transferred to the statutory surplus reserve (being RMB 1.901 billion) and 10% to be transferred to the statutory public welfare fund (being RMB 1.901 billion) from the net profit of Sinopec Corp. this year with the addition of the undistributed profit brought forward from the preceding year deducting the final dividend for the year 2002 and the interim dividend for 2003, Sinopec Corp.'s remaining undistributed profit of RMB 19.732 billion would be carried forwarded to year 2004. Based on the total number of 86.702 billion shares in issue, the annual dividend for the year 2003 proposed by the Board to be distributed is RMB 0.09 per share (including tax), represented an increase of RMB 0.01 per share as compared to that in 2002. After deducting the interim dividend for 2003 of RMB 0.03 per share which has been distributed, the final dividend for the year is RMB
      0.06 per share (including tax) and the total cash dividend for the final dividend is RMB 5.202 billion.

9 to approve the 2003 Annual Report, the annual results announcement and Form 20-F of Sinopec Corp.

10 to approve the resolution on the general and unconditional mandate authorising the Board to issue and place new foreign shares listed overseas be presented at the 2003 annual general meeting for approval.

11 to approve the resolution on the amendments to Sinopec Corp.'s Articles of Association (including its schedules).

12 to approve the resolution on the acquisition of the shares of Yanhua Group Tianjin Lubricant & Grease Company Limited from Sinopec Petrochemical Group Company.

13 to approve the convening of the annual general meeting for the year 2003, and approve the submission of the above resolutions numbered 1, 6, 7, 8 , 10 and 11 for approval at the annual general meeting for the year 2003.

                                                           By Order of the Board
                                                                         CHEN GE
                                             Secretary to the Board of Directors

Beijing, PRC, 26 March 2004

                                                                    Document (4)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                    CHINA PETROLEUM & CHEMICAL CORPORATION
             (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 386)


                     ANNOUNCEMENT ON CONNECTED TRANSACTION

 -----------------------------------------------------------------------------
|                              SPECIAL NOTICE                                 |
|                                                                             |
| Sinopec Corp. and all the members of the Board warrant that there are no | | material omissions from, or misrepresentations or misleading statements | | contained in, this announcement, and severally and jointly accept full |
| responsibility for the authenticity, accuracy and completeness of the       |
| information contained in this announcement.                                 |
 -----------------------------------------------------------------------------

IMPORTANT NOTICE:

The 7th meeting of the second session of the Board was held on 26 March 2004 at which the Acquisition Agreement entered into between Sinopec Corp. and Sinopec Group Company (authorised by Yanhua and represented Yanhua) was reviewed and approved.

Sinopec Corp. entered into the Acquisition Agreement with Sinopec Group Company on 26 March 2004. According to the Acquisition Agreement, Sinopec Corp. will use cash from its internal resources to acquire 100% of the issued shares of Jinzhi Company (which is owned by Yanhua which is, in turn, a wholly-owned subsidiary of Sinopec Group Company) at a consideration for RMB 230 million. Sinopec Corp. is proposing to liquidate or dissolve Jinzhi Company which will become a branch of Sinopec Corp. on or after the Delivery Date.

The Acquisition will further enhance the competitiveness of Sinopec Corp. in the area of lubricant and grease, strengthen the leading position of Sinopec Corp. in the lubricant and grease market and bring better economic efficiency to Sinopec Corp. On the other hand, the Acquisition will eliminate the competition with Sinopec Group Company in the area of lubricant and grease, reduce the number of connected transactions and improve Sinopec Corp.'s independence in operations.

The Directors (including the independent directors of Sinopec Corp.) consider that the Acquisition (including the consideration for the Acquisition and the terms of the Acquisition Agreement) has been conducted on normal commercial terms, the pricing is fair and reasonable, and accordingly the Acquisition is in the interests of Sinopec Corp. and its shareholders, and did not discover anything detrimental to the interests of the Independent Shareholders and Sinopec Corp. Mr Chen Tonghai (the President of Sinopec Group Company) and Mr Liu Genyuan (the Vice President of Sinopec Group Company), being connected directors, abstained from the review and the voting.

As Sinopec Group Company is the controlling shareholder of Sinopec Corp. and Yanhua is a wholly-owned subsidiary of Sinopec Group Company, the Acquisition constitutes a connected transaction for Sinopec Corp. for the purposes of the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange.

Completion of the Acquisition is subject to the relevant approval of Sinopec Group Company and the filing of the Asset Valuation Reports by Sinopec Group Company.

1.    DEFINITIONS

      In this announcement (including the Special Notice and the Important Notice), unless otherwise indicated in the context, the following expressions have the meanings set out below:

      "Acquisition"                         the acquisition of the Target
                                            Shares in accordance with the
                                            terms of the Acquisition Agreement

      "Acquisition Agreement"               the acquisition agreement made
                                            between Sinopec Corp. and Sinopec
                                            Group Company (authorized by
                                            Yanhua and represented Yanhua) on
                                            26 March 2004 in respect of the
                                            acquisition of Yuahua Group
                                            Tianjin Lubricant & Grease Co.
                                            Limited

      "Asset Valuation Reports"             the asset valuation report Zhong
                                            Zheng Ping Bao Zi (2004) No. 012
                                            with the Valuation Date as of 31
                                            December 2003 in respect of the
                                            Target Shares issued by Beijing
                                            Zhongzheng Valuation Co., Ltd.
                                            relating to the Acquisition, and
                                            the property valuation report
                                            Zhong Di Hua Xia [Ping] Zi Nos 36,
                                            37, and 38 issued by Beijing
                                            Zhongdi Huaxia Valuation
                                            Consultation Centre Co., Ltd.
                                            relating to the Acquisition

      "Board"                               the board of directors of Sinopec
                                            Corp.

      "Delivery Date"                       (i) 30 June 2004 or (ii) the next
                                            business day following the
                                            satisfaction of all the conditions
                                            precedent set out in the
                                            Acquisition Agreement or waiver of
                                            the conditions precedent in
                                            writing by Sinopec Corp. and
                                            Sinopec Group Company to the
                                            extent permissible by applicable
                                            laws (whichever is later)

      "Directors"                           the directors of Sinopec Corp.

      "Financial Report"                    the audited accounts of the Target
                                            Shares for the year ended 31
                                            December 2003 (including the
                                            balance sheet, profit and loss
                                            statement, cash flow statement and
                                            the notes thereto) prepared by
                                            Zhong Lei Certified Public
                                            Accountants Company Limited in
                                            accordance with the PRC Accounting
                                            Rules and Regulations

      "HK$" the lawful currency of Hong Kong with a convertible rate of HK$1.00 for approximately RMB 1.06; but it does not mean that HK$ can be converted into RMB at this rate, and vice versa

      "Hong Kong Stock Exchange"            The Stock Exchange of Hong Kong
                                            Limited

      "Independent Shareholders"            the shareholders of Sinopec Corp.
                                            other than Sinopec Group Company
                                            and its associates (with the
                                            meaning ascribed to it under the
                                            Listing Rules of the Hong Kong
                                            Stock Exchange)

      "Jinzhi Company"                      Yanhua Group Tianjin Lubricant &
                                            Grease Company Limited which was
                                            incorporated in the PRC and is
                                            wholly-owned by Yanhua

      "Listing Rules of the Hong Kong       the Rules Governing the Listing of
         Stock Exchange"                    Securities on the Hong Kong Stock
                                            Exchange

      "Listing Rules of the Shanghai        the Listing Rules of the Shanghai
         Stock Exchange"                    Stock Exchange

      "RMB"                                 the lawful currency of the People's
                                            Republic of China

      "Shanghai Stock Exchange"             the Stock Exchange of Shanghai

      "Sinopec Corp."                       China Petroleum & Chemical
                                            Corporation

      "Sinopec Group"                       Sinopec Group Company and its
                                            subsidiaries (other than Sinopec
                                            Corp.)

      "Sinopec Group Company"               China Petrochemical Corporation,
                                            being the controlling shareholder
                                            of Sinopec Corp.

      "Target Shares"                       100% of the issued shares of
                                            Jinzhi Company owned by Yanhua

      "Valuation Date"                      31 December 2003

      "Yanhua" Sinopec Group Beijing Yanshan Petrochemical Company Limited which was incorporated in the PRC and is wholly-owned by Sinopec Group Company

2.    SUMMARY OF THE CONNECTED TRANSACTION

      The 7th meeting of the second session of the Board was held on 26 March 2004 at which the Acquisition Agreement entered into between Sinopec Corp. and Sinopec Group Company was reviewed and approved. Mr Chen Tonghai (the President of Sinopec Group Company) and Mr Liu Genyuan (the Vice President of Sinopec Group Company), being connected directors, abstained from the review and the voting.

      For the purposes of transferring the Target Shares, Yanhua has authorized Sinopec Group Company to sign the Acquisition Agreement on its behalf. Based on the above authorization given to Sinopec Group Company by Yanhua, Sinopec Corp. entered into the Acquisition Agreement with Sinopec Group Company on 26 March 2004. According to the Acquisition Agreement, Sinopec Corp. will use cash from its internal resources to acquire the Target Shares at a consideration for RMB 230 million (approximately HK$216.9811 million).

      According to the Asset Valuation Reports, taking 31 December 2003 as the Valuation Date, the assessed total asset value (excluding land use rights) of Jinzhi Company was RMB 263.3023 million (approximately HK$248.3984 million), the assessed value of its total liabilities was RMB 133.9646 million (approximately HK$126.3817 million), and the assessed net asset value was RMB 129.3378 million (approximately HK$122.0168 million). Taking 31 December 2003 as the Valuation Date, the assessed value of the land use rights of Jinzhi Company was RMB 78.3709 million (approximately HK$73.9348 million). According to the above valuation results, the assessed value of the Target Shares (taking 31 December 2003 as the Valuation Date) was RMB 207.7087 million (approximately HK$195.9516 million) and the consideration for the Acquisition is RMB 230 million (approximately HK$216.9811 million).

      Jinzhi Company has two parcels of State allocated land. Sinopec Corp. and Sinopec Group Company have agreed and confirmed that Sinopec Corp. will pay for the land premium and deal with the procedures in obtaining the land use rights, and the land premium paid by Sinopec Corp. (to be determined) will be deducted from the consideration for the Acquisition, being RMB 230 million.

      As Sinopec Group Company is the controlling shareholder of Sinopec Corp. and Yanhua is a wholly-owned subsidiary of Sinopec Group Company, the Acquisition constitutes a connected transaction for Sinopec Corp. for the purposes of the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange.

      The Directors (including the independent directors of Sinopec Corp.) consider that the Acquisition (including the consideration for the Acquisition and the terms of the Acquisition Agreement) has been conducted on normal commercial terms, the pricing is fair and reasonable, and accordingly the Acquisition is in the interests of Sinopec Corp. and its shareholders, and did not discover anything detrimental to the interests of the Independent Shareholders and Sinopec Corp.

      Completion of the Acquisition is subject to the relevant approval of Sinopec Group Company and the filing of the Asset Valuation Reports by Sinopec Group Company.


3.    CONNECTED PERSONS AND CONNECTED RELATIONSHIPS

3.1   Sinopec Group Company

      (a)   Basic information of Sinopec Group Company

            Name of enterprise:        China Petrochemical Corporation

            Legal address:             A6 Huixindong Street, Chaoyang District,
                                       Beijing, PRC

            Type of enterprise:        State-owned enterprise

            Legal representative:      Mr. Chen Tonghai

            Registered capital:        RMB 104.9 billion (approximately
                                       HK$98.962 billion)

      (b)   History and development of Sinopec Group Company

            Sinopec Group Company is a large-scale petroleum and petrochemical enterprise conglomerate established on the basis of the former China Petrochemical Corporation in July 1998 in accordance with the "Reform Proposal for Organisations under the State Council" and "Reply to Certain Questions relating to the establishment of Sinopec Group Company by the State Council", both approved by the First Meeting of the Ninth Session of the National People's Congress. Sinopec Group Company is a State-owned and authorised investment enterprise. Pursuant to its corporate restructuring in 2000, Sinopec Group Company injected its petroleum and petrochemical business into Sinopec Corp.

      (c)   Principal operations of Sinopec Group Company

            Sinopec Group Company is principally engaged in the business of industrial investments and investment management; crude oil and natural gas exploration and development, storage, transportation (including pipelines), sales and comprehensive utilisation; crude oil refinery; wholesale of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; exploration, design, construction and construction installation of petroleum and petrochemical engineering; petroleum and petrochemical equipment repairing and maintenance; mechanical and electrical equipment manufacturing; research, development, application and consultancy relating to technology, information and substitute energy products; import and export of various merchandise and technologies as principal and agent (except for those restricted or prohibited by the state from import and export).

      (d)   Basic financial conditions of Sinopec Group Company

            As at 31 December 2002, the net profits and net assets of Sinopec Group Company were RMB3.69 billion (approximately HK$3.48 billion) and RMB189.37 billion (approximately HK$178.65 billion) respectively, based on the audited financial statements prepared in accordance with PRC Accounting Rules and Regulations.

3.2   Principal operations of Sinopec Corp. and its subsidiaries

      The principal operations of Sinopec Corp. and its subsidiaries include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil, producing petroleum products and trading, transporting, distributing and marketing petroleum products, producing, distributing and trading petrochemical products.

3.3   Yanhua

      (a)   Basic information of Yanhua

            Name of enterprise:          Sinopec Group Beijing Yanshan
                                         Petrochemical Company Limited

            Legal address:               No. 1 Yanshan Gang Nan Road,
                                         Fangshan District, Beijing

            Type of enterprise:          limited liability company
                                         (wholly-owned by the State)

            Legal representative:        Mr. Du Guosheng

            Registered capital:          RMB 1,986.587 million (approximately
                                         HK$1,874.14 million)

      (b)   History and development of Yanhua

            Yanhua is a large petroleum and chemical enterprise established on the basis of the former China Petrochemical Corporation's interest in the original Beijing Yanhua Petrochemical Corporation in August 1997 in accordance with the "Approval Guo Jing Mao Qi (1997) No 194" issued by the former State Economic and Trade Commission. After approval by the State Council, Yanhua was injected into Sinopec Group Company in 1998.

      (c)   Principal operations of Yanhua

            Yanhua is principally engaged in the operation and management of State-owned assets; refining of crude oil; production and sales of petrochemical products and raw materials of chemicals and light chemicals; storage; development and transfer of technologies; consulting services; manufacturing, repairing and installation of petrochemical equipment; human resources training; provision of labour services; Chinese restaurants; staff quarters; storage and transportation of dangerous goods.

      (d)   Basic financial conditions of Yanhua

            As at 31 December 2003, the net profit and net asset value of Yanhua were RMB -134.7027 million (approximately HK$-127.0780 million) and RMB 3,336.0489 million (approximately HK$3,147.2159 million) respectively, based on the audited financial statements prepared in accordance with PRC Accounting Rules and Regulations.

3.4   Connected relationships

      Sinopec Group Company is the controlling shareholder of Sinopec Corp. holding 47.742561 billion State-owned shares of Sinopec Corp. (representing approximately 55.06% of the issued share capital of Sinopec Corp.). At the same time, Sinopec Group Company is the sole investor of Yanhua, holding 100% of the issued shares of Yanhua. As such, according to the requirements under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange, Sinopec Group Company and Yanhua are connected persons of Sinopec Corp., and the Acquisition constitutes a connected transaction for Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange.

3.5   Amount of the connected transaction

      The consideration for the Acquisition is RMB 230 million (approximately HK$216.981 million) which does not exceed 3% of the net asset value of Sinopec Corp. as shown in the audited financial statements for the period ended 30 June 2003.

4.    BASIC CONDITIONS OF THE TARGET ASSET SUBJECT TO THE CONNECTED TRANSACTION

4.1   Summary of the Target Shares

      The target asset subject to this connected transaction is the Target Shares which are the 100% issued shares of Jinzhi Company held by Yanhua.

      Jinzhi Company was established as a limited liability company (wholly-owned by the State) on the basis of the former Beijing Yanshan Petrochemical Corporation's interest in the original Tianjin Hangu Petrochemical Factory in accordance with the "Approval Jin Jing Qi [1998] No 26", after approval by and registration with the Tianjin Commercial and Industrial Administration Bureau on 29 September 1998. The present position of Jinzhi Company is as follows:

      Name of enterprise:                   Yanhua Group Tianjin Lubricant &
                                            Grease Company Limited

      Legal address:                        Yingcheng Xi Street, Han Gu
                                            District, Tianjin

      Type of enterprise:                   limited liability company
                                            (wholly-owned by the State)

      Legal representative:                 Mr. Wang Yongjian

      Registered capital:                   RMB 60.65 million (approximately
                                            HK$57.2170 million)

      Jinzhi Company is principally engaged in the production and processing of lubricant and grease and petrochemical products; production and processing of metal printing and pails; wholesale and retail sales of metals, construction materials, chemicals and light chemicals, hardwares, electricity, automobiles (excluding saloon cars) and parts; export business of self-produced products and technologies and import business of equipment, parts, raw materials, supplementary materials and technologies required by the company (except for those which are subject to specific restrictions imposed by the State).

      The main products of Jinzhi Company include lubricant and grease, paints for metallic art works and pails. In 2003, the Jinzhi Company's sales and production volume amounted to 32,595 tonnes of grease, 39,673 tonnes of lubricant, 400 tonnes of hot and cold rolling mill fluid and 12.85 million of pails.

      The leading role of Jinzhi Company in lubricant and grease is represented by: (a) the quality of its products and technologies. Jinzhi Company is a first class research and development institution in lubricant and grease in China and has strong research and development capabilities. The type II grease for roller bearings in railroad cars developed by it has been awarded the top award for lubricant in China; the multi-purpose X03 lubricant has been awarded the Military Technology Progress Award; the lithium and calcium compounded lubricant and the relevant production technology have been patented in China; the successful use of the high and low temperature lubricant in Shenzhou 5 spaceship; (b) its various product categories, product mix and product brands. Jinzhi Company at present produces more than 139 different categories of lubricant and more than 200 branded products. Its advantageous edges in product types and product mix can better resist risks of market fluctuations; the sales and production volume of lubricating grease of Jinzhi Company ranks number four in the world and number one in Asia. Its "Jinzhi Brand" lubricant has gained good reputation in both the domestic and international markets.

      Jinzhi Company has five subsidiaries (holding 74.5% in Tianjin Jinjiang Petrochemical Company Limited, 50% in Tianjin Nisseki Lubricant & Grease Co. Ltd., 70% in Lang Fang Jin Rui Pails Manufacturing Company Limited, 55% in Tianjin Jinzhi Pails Manufacturing Co. Ltd. and 100% in Tianjin Jinzhi Lubricant & Grease Sales Co. Ltd.) and has an interest in one enterprise (holding as to 12.35% in Lang Fang Jin Rui Metal Printing Factory).

      According to the Acquisition Agreement, Yanhua warrants that the ownership of the assets to be transferred is lawful and valid; Yanhua has the unfettered rights to deal with them; the Target Shares are not subject to any pledges, charges, liens or other third party rights; and there are no material litigations, disputes, claims or governmental penalties relating to the assets to be transferred.

4.2   Valuation of the Target Shares

      In accordance with the Asset Valuation Reports, the replacement cost valuation method was used. Taking 31 December 2003 as the Valuation Date, the total book value of the assets (excluding land use rights) of Jinzhi Company was RMB 245.5598 million (approximately HK$231.6602 million), the adjusted book value of the assets was RMB 240.1322 million (approximately HK$226.5398 million) and the assessed total asset value was RMB 263.3023 million (approximately HK$248.3984 million) with the rate of increase of 9.65%; the book value of its total liabilities was RMB 111.1640 million (approximately HK$104.8717 million), the adjusted value of its total liabilities was RMB 133.9646 million (approximately HK$126.3817 million), and the assessed value of its total liabilities was RMB 133.9646 million (approximately HK$126.3817 million); the book value of the net assets was RMB 114.3958 million (approximately HK$107.9206 million), the adjusted book value of the net assets was RMB
      106.1676 million (approximately HK$100.1581 million), and the assessed net asset value was RMB 129.3378 million (approximately HK$122.0168 million) with an assessed increment of RMB 23.1702 million (approximately HK$21.8587 million) at the rate of 21.82%. The increase in value was mainly due to the low book value of the main facilities such as buildings, storage tanks and boilers etc and the increase in value of the finished products. Taking 31 December 2003 as the Valuation Date, the value of the land use rights of Jinzhi Company was RMB 78.3709 million (approximately HK$73.9348 million). Based on the Asset Valuation Reports, the value of the Target Shares was RMB 207.7087 million (approximately HK$195.9516 million) as at the Valuation Date of 31 December 2003.

      According to the Asset Valuation Reports, Beijing Zhongzheng Valuation Co., Ltd. has adopted income approach to valuate the Target Shares for verification appraisal, with the value of RMB 239.4082 million which is RMB 110.0704 million more than the value based on the replacement cost method. The reasons for the difference in the values include: the value of the land use rights of Jinzhi Company has not been included in the replacement cost method but has been included in the income approach, and the value of the intangible assets which Jinzhi Company may have has not been reflected. There are systematic differences between these two valuation methods.

4.3   Financial Provisions of the Target Shares

      The financial statements of Jinzhi Company have been audited by Zhong Lei Certified Public Accountants Co. Ltd. An audit report Zhong Lei Shen Zi (2004) No. 1046 has been issued. The audit report confirms that the financial statements attached to the audit report are in accordance with the rules of business accounting promulgated by the State and the regulations set out in the "Regulations of Business Accounting". The financial statements reflected fairly in all material respects the financial conditions of Jinzhi Company as at 31 December 2001, 31 December 2002 and 31 December 2003, and the business results and the cash flows for the years 2001, 2002 and 2003.

      As at 31 December 2003, the audited financial data of the Target Shares prepared in accordance with the PRC Accounting Rules and Regulations are as follows: the total current asset value was RMB 107.2899 million (approximately HK$101.2169 million), the total asset value was RMB
      245.5599 million (approximately HK$231.6603 million), the total current liabilities was RMB 131.0449 million (approximately HK$123.6273 million), total liabilities was RMB 131.1640 million (approximately HK$123.6273 million), the total accounts receivable was RMB 17.7293 million (approximately HK$16.7258 million), the value of contingencies was RMB 44.40 million (approximately HK$41.8868 million), the net asset value was RMB 114.3958 million (approximately HK$107.9206 million), the income from principal operations was RMB 228.3552 million (approximately HK$215.4294 million), the profit from principal operations was RMB
      55.1419 million (approximately HK$52.0207 million) and the net profit was RMB 28.6098 million (approximately HK$26.9904 million).

      As at 31 December 2003, the audited consolidated financial data of the Target Shares prepared in accordance with the PRC Accounting Rules and Regulations are as follows: the total current asset value was RMB
      226.4971 (approximately HK$ 213.6765 million), the total asset value was RMB 370.3973 million (approximately HK$349.4314 million), the total current liabilities was RMB 193.5340 million (approximately HK$182.5792 million), the total liabilities was RMB 193.6531 million (approximately HK$182.6916 million), the total accounts receivable was RMB 51.42 million (approximately HK$48.5094 million), the value of contingencies was RMB 44.40 million (approximately HK$41.8868 million), the net asset value was RMB 114.3958 million (approximately HK$107.9206 million), the income from principal operations was RMB 594.3486 million (approximately HK$560.7062 million), the profit from principal operations was RMB
      134.8648 million (approximately HK$127.2309 million) and the net profit was RMB 28.6098 million (approximately HK$26.9904 million).

      Based on the audited consolidated financial statements prepared in accordance with the PRC Accounting Rules and Regulations, the consolidated financial data of the Target Shares for the period ended 31 December 2003 and 2002 are:

                                                          2003             2002
                                                 (RMB millions)   (RMB millions)

      Profit before taxation, exceptional
         and extraordinary items                        58.1871          35.5819
      Profit after taxation, exceptional
         and extraordinaryitems                         28.6098          19.8013


5.    MAJOR TERMS AND PRICING POLICY OF THE CONNECTED TRANSACTION

5.1   Pricing and payment

      The consideration for the Acquisition was determined by negotiations between the parties to the transaction based on the valuation of the Target Shares at the Valuation Date as of 31 December 2003 according to the Asset Valuation Reports, the market conditions, profitability and development potential, and the valuation methods commonly used internationally. According to the Asset Valuation Reports, the assessed value of the Target Shares was RMB 207.7087 million (approximately HK$195.9516 million) and the consideration for the Target Shares was RMB 230 million (approximately HK$216.9811 million)

      According to the Acquisition Agreement, Sinopec Corp. will pay RMB 230 million (approximately HK$216.9811 million) as consideration for the Target Shares to Sinopec Group Company in cash subject to the deduction of the amount of the land premium (to be determined) payable by Sinopec Corp. as mentioned above.

      According to the Acquisition Agreement, Sinopec Corp. will pay 50% of the consideration price to Sinopec Group Company on the Delivery Date and the balance, after deduction of the amount of the land premium paid by Sinopec Corp. in accordance with the Acquisition Agreement, to Sinopec Group Company within six months after the Delivery Date.

5.2   Conditions precedent of the Acquisition

      According to the Acquisition Agreement, the conditions precedent for the Acquisition are as follows:

      (a) the independent financial adviser in PRC appointed by Sinopec Corp. considered that the terms of the Acquisition are fair;

      (b) the independent directors of Sinopec Corp. and the Board have approved the Acquisition Agreement and the transaction under the Acquisition Agreement;

      (c) Yanhua has obtained the approvals of the Acquisition and the Acquisition Agreement as required by its articles of association and the applicable laws;

      (d) Sinopec Group Company, as the owner of Yanhua, has approved the Acquisition; and

      (e)   the Valuation Reports have been filed with Sinopec Group Company.

5.3   Profits and losses

      During the period between the Valuation Date and the Delivery Date, any profits and losses incurred in connection with the Target Shares shall belong to and be borne by Yanhua provided that this is not inconsistent with other terms of the Acquisition Agreement, while any profits and losses in connection with the Target Shares occurred after the Delivery Date shall belong to and be borne by Sinopec Corp.

5.4   Termination

      If completion does not occur on 30 June 2004 or the other date agreed by the parties (whichever is later), any party may terminate the Acquisition Agreement in writing, or before the Delivery Date, any party to the Acquisition Agreement may give written notice to the defaulting party to rectify a material breach committed by it. If the defaulting party has not rectified the breach within 30 days following receipt of the written notice from the other party and the non-defaulting party agrees to terminate the Acquisition Agreement, or before the Delivery Date, Sinopec Corp. and Sinopec Group Company agree in writing to the early termination of the Acquisition Agreement. Under the Acquisition Agreement, the defaulting party has to compensate the non-defaulting party. The actual amount of compensation has to be determined by arbitration and will not exceed the consideration for the Acquisition.

6.    EFFECT OF THE CONNECTED TRANSACTION ON SINOPEC CORP. AND PURPOSES

6.1   Reasons for the Acquisition

      (a) Acquire good quality assets to enhance Sinopec Corp.'s competitiveness in the area of lubricant and grease

            Jinzhi Company has strong advantageous edges in the lubricant and grease industry. Through the Acquisition, Sinopec Corp. can fully ultilise the existing system of supply, production, sales, research and development of Jinzhi Company to provide better asset allocation and enhance the production, research and development capabilities of Sinopec Corp. in the area of lubricant and grease.

      (b)   Rationalise low cost and expansion plan and economic efficiency

            Through the Acquisition, Sinopec Corp. can enhance its capacity in the area of lubricant and grease quickly at a lower cost, and rationalize its economic efficiency.

      (c)   Consolidate resources and reduce competition

            Through the Acquisition, the assets and business in relation to lubricant and grease owned by Yanhua will be injected into Sinopec Corp., thereby reducing the competition between Sinopec Corp. and Sinopec Group Company in the area of lubricant and grease and the number of connected transactions.

6.2   Impact of the Acquisition on Sinopec Corp.

      (a) The Acquisition will eliminate the competition with Sinopec Group Company in the area of lubricant and grease, and improve Sinopec Corp.'s independence in operations and strengthen the level of trust of investors and supervisory bodies on the compliance of operational regulations and system of Sinopec Corp. after listing.

      (b) After the completion of the Acquisition, Sinopec Corp. will become the largest producer of lubricant and grease in Asia and China. Sinopec Corp. will further enhance its production capacity and market share in lubricant and grease and strengthen the controlling capacity in the relevant market and competitiveness.

      (c) Taking the opportunity of the cyclical recovery of the petrochemical industry and the speedy development of the automobile market in China, the Acquisition will enhance the production capacity of Sinopec Corp. in the area of lubricant and grease and profitability with a minimal impact on its financial positions. This will enable Sinopec Corp. to rationalize its low cost and development plan and to strengthen its economic efficiency.

      Sinopec Corp. is proposing to liquidate or dissolve Jinzhi Company which will become a branch of Sinopec Corp. on or after the Delivery Date.

7.    OPINION OF THE INDEPENDENT FINANCIAL ADVISER

      The local independent financial adviser China Dragon Securities Co., Limited is of the view that the Acquisition is conducted strictly in accordance with the relevant State laws, regulations and regulatory documents and the Articles of Association of Sinopec Corp. The Acquisition is based on the valuation assessed by the relevant valuation bodies (which possess the qualification to do securities business) and reported to the relevant departments for reference. In addition, the overall market operation environment, profitability and development potential of the Target Shares have been considered. The consideration for the connected transaction has been determined by adopting the valuation method that is commonly used internationally, and is fair and reasonable to the shareholders of Sinopec Corp. The Acquisition will not damage the legitimate interests of the minority shareholders and Independent Shareholders of Sinopec Corp. After the completion of the Acquisition, the reputation of Sinopec Corp. can be enhanced in both the domestic and international capital markets; the competition and the number of connected transactions between Sinopec Corp. and Sinopec Group and its subsidiary enterprises can be reduced; Sinopec Corp. can increase its control and competitiveness in the lubricant and grease market. All these are favourable to the continuous, steady and healthy development of Sinopec Corp. and are consistent with the interests of all shareholders of Sinopec Corp.

8.    OPINION OF THE INDEPENDENT DIRECTORS

      The independent directors of Sinopec Corp., Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai, expressed their views on the connected transaction after reviewing the opinion of the independent financial adviser. They approved the Acquisition on the basis that they consider that the Acquisition (including the pricing of the Acquisition and the terms of the Acquisition Agreement) has been conducted on normal commercial terms, the pricing is fair and reasonable, and accordingly, the Acquisition is in the interests of Sinopec Corp. and its shareholders. They did not discover anything detrimental to the interests of the Independent Shareholders and Sinopec Corp.

9.    LIST OF DOCUMENTS FOR INSPECTION

      The following documents will be available for inspection during normal working hours at the legal address of Sinopec Corp. from the date of this announcement:

      (1) the Acquisition Agreement signed by Sinopec Corp. and Sinopec Group Company;

      (2)   the resolution passed by the Board on 26 March 2004;

      (3)   the opinion of the independent directors of Sinopec Corp.;

      (4) Zhong Zheng Ping Bao Zi (2004) No. 012 issued by Beijing Zhongzheng Valuation Co., Ltd.;

      (5) property valuation report of Zhong Di Hua Xia [Ping] Zi [2004] Nos. 36, 37 and 38 issued by Beijing Zhongdi Huaxia Valuation Consultation Centre Co., Ltd.;

      (6) the audited Financial Report (Zhong Lei Shen Zi (2004) No.1046) of Jinzhi Company prepared in accordance with the PRC Accounting Rules and Regulations and issued by Zhong Lei Certified Public Accountants Company Limited; and

      (7) report of the independent financial adviser issued by China Dragon Securities Co., Limited.

                                                           By Order of the Board
                                                                         CHEN GE
                                             Secretary to the Board of Directors

Beijing, PRC, 26 March 2004

                                                                    Document (5)

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                        (a joint stock limited company
    incorporated in the People's Republic of China with limited liability)

                  Results for the Year Ended 31 December 2003

Section 1.  IMPORTANT NOTICE

      1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

            This announcement is a summary of the annual report. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com.cn). Investors should read the annual report for the year 2003 for more details.

      1.2 The annual report for this year has been approved unanimously at the seventh meeting of the second session of the Board. No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the annual report.

            Mou Shuling, Liu Kegu and Ho Tsu Kwok Charles, Directors, could not attend the meeting of the Board for reason of official duties. Mou Shuling and Liu Kegu, Directors, appointed and authorised Mr. Wang Jiming, Vice Chairman, and Ho Tsu Kwok Charles, Director, appointed and authorised Chen Qingtai, Director, to vote on their behalf at the meeting of the Board.

      1.3 The financial statements for the year ended 31 December 2003 of Sinopec Corp. and its subsidiaries ("the Company") prepared in accordance with the PRC Accounting Rules and Regulations and the International Financial Reporting Standards ("IFRS") have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued unqualified opinions on such financial statements.

      1.4 Mr. Chen Tonghai (Chairman of the Board), Mr. Wang Jiming (Vice Chairman and President), Mr. Zhang Jiaren (Director, Senior Vice President and Chief Financial Officer) and Mr. Liu Yun (Head of the Accounting Department) warrant the authenticity and completeness of the financial statements contained in the annual report for the year ended 31 December 2003.


Section 2.  BASIC INFORMATION ABOUT SINOPEC CORP.

      2.1   Basic information

            STOCK NAME         SINOPEC CORP       SINOPEC CORP      SINOPEC CORP       SINOPEC CORP
            STOCK CODE         0386               SNP               SNP                600028
            PLACE OF LISTING   Hong Kong Stock    New York Stock    London Stock       Shanghai Stock
                               Exchange           Exchange          Exchange           Exchange
            REGISTERED
            ADDRESS AND
            OFFICE ADDRESS     6A Huixindong Street, Chaoyang District, Beijing, China
            POSTCODE           100029
            WEBSITE            http://www.sinopec.com.cn
            E-MAIL             ir@sinopec.com.cn/media @sinopec.com.cn

      2.2   Contact persons of Sinopec Corp. and means of communication

                            AUTHORISED REPRESENTATIVES              SECRETARY TO THE   REPRESENTATIVE
                                                                    BOARD              ON SECURITIES
                                                                                       MATTERS
            NAME            Mr. Wang Jiming     Mr. Chen Ge         Mr. Chen Ge        Mr. Huang Wensheng

            ADDRESS         6A Huixindong Street, Chaoyang District, Beijing, China
            TEL             86-10-6499 0060     86-10-6499 0060     86-10-6499 0060    86-10-6499 0060
            FAX             86-10-6499 0022     86-10-6499 0022     86-10-6499 0022    86-10-6499 0022
            E-MAIL          ir@sinopec.com.cn/media @sinopec.com.cn


Section 3.  SUMMARY OF ACCOUNTING DATA AND FINANCIAL INDICATORS

      3.1 Principal accounting data and financial indicators prepared under the PRC Accounting Rules and Regulations for the year 2003

      3.1.1 Principal accounting data

                                        FOR THE
                                           YEAR         FOR THE YEAR ENDED                 FOR THE YEAR ENDED
                                       ENDED 31          31 DECEMBER 2002    INCREASE/     31 DECEMBER 2001
                                       DECEMBER           AFTER     BEFORE   DECREASE      AFTER      BEFORE
            ITEM                           2003      ADJUSTMENT ADJUSTMENT     (%)    ADJUSTMENT  ADJUSTMENT

            Income from principal
            operations (RMB million)     417,191    324,184    324,184      28.69        304,347    304,347

            Profit before taxation
            (RMB million)                 30,015     22,012     22,012      36.36         21,651     21,651

            Net Profit (RMB million)      19,011     14,121     14,121      34.63         14,018     14,018

            Net profit before
            non-operating
            profits/losses (RMB
            million)                      22,307     14,582     14,582      52.98         14,619     14,619

            Net cash flow from
            operating activities
            (RMB million)                 64,448     60,069     60,069       7.29         59,692     59,692



                                          FOR THE       FOR THE YEAR ENDED                  FOR THE YEAR ENDED
                                       YEAR ENDED       31 DECEMBER 2002      INCREASE/      31 DECEMBER 2001
                                      31 DECEMBER         AFTER      BEFORE   DECREASE        AFTER      BEFORE
            ITEM                             2003    ADJUSTMENT   ADJUSTMENT    (%)      ADJUSTMENT  ADJUSTMENT

            Total assets (RMB million)   390,213        368,375      368,375     5.93       360,294     360,294
            Shareholders' funds
            (excluding minority
            interests) (RMB million)     162,946        151,717      146,515     7.40       145,975     139,039



     3.1.2   Principal financial indicators


                                          FOR THE       FOR THE YEAR ENDED                  FOR THE YEAR ENDED
                                       YEAR ENDED       31 DECEMBER 2002      INCREASE/      31 DECEMBER 2001
                                      31 DECEMBER         AFTER      BEFORE   DECREASE        AFTER      BEFORE
            ITEM                             2003    ADJUSTMENT   ADJUSTMENT    (%)      ADJUSTMENT  ADJUSTMENT
            Earnings per share (RMB)
            (Fully diluted)                 0.219         0.163       0.163     34.36        0.162       0.162
            Return on net assets (%)
            (Fully diluted)                11.667         9.307       9.638      2.36        9.603      10.082
            Return (adjusted for
            non-operating
            profits/(losses) on net
            assets (%)
            (Fully diluted)                13.690         9.611       9.953      4.08       10.015      10.514
            (Weighted average)             14.137         9.787      10.040      4.35       10.787      11.061
            Net cash flow from
            operating activities per
            share (RMB)                     0.743         0.693       0.693      7.22        0.688       0.688





                                          FOR THE       FOR THE YEAR ENDED                  FOR THE YEAR ENDED
                                       YEAR ENDED       31 DECEMBER 2002      INCREASE/      31 DECEMBER 2001
                                      31 DECEMBER         AFTER      BEFORE   DECREASE        AFTER      BEFORE
            ITEM                             2003    ADJUSTMENT   ADJUSTMENT    (%)      ADJUSTMENT  ADJUSTMENT

            Net assets per share           1.879          1.750      1.690       7.37         1.684       1.604
            (RMB) (Fully diluted)
            Adjusted net assets per        1.850          1.736      1.676       6.57         1.664       1.584
            share  (RMB)

            Notes:

            (i) The Company adopted the revised "Accounting Standard for Business Enterprises - Events ocurring after the balance sheet date" that resulted in a change in accounting policy which has been applied retrospectively. Please refer to Note 2 of the financial statements prepared under the PRC Accounting Rules and Regulations for details.


      3.1.3       Items under non-operating profits/losses:

                                                           FOR THE YEAR ENDED 31
                                                                   DECEMBER 2003
                                                                (INCOME)/EXPENSE
                                                                   (RMB MILLION)

            Loss on disposal of long-term
              equity investments                                           23
            Written back of provisions on
              assets provided in previous years                          (205)
            Non-operating expenses (excluding
              normal provisions on assets
              provided in accordance with the
              Accounting Regulations for
              Business Enterprises)                                     5,394
            of which: loss on disposal of fixed assets                  3,459
            employee reduction expenses                                 1,014
            donations                                                     132
            Non-operating income                                         (292)
            Tax effect                                                 (1,624)
            Total                                                       3,296




      3.2 Principal accounting data and financial indicators prepared under International Financial Reporting Standards ("IFRS") for the year 2003


                                                       FOR THE         FOR THE                     FOR THE
                                                    YEAR ENDED      YEAR ENDED    INCREASE/     YEAR ENDED
            ITEM                                   31 DECEMBER     31 DECEMBER    DECREASE     31 DECEMBER
                                                          2003           2003         (%)             2001

            Operating profit (RMB million)              37,267         28,679        29.95         27,669
            Profit attributable to
            shareholders  (RMB million)                 21,593         16,315        32.35         16,246
            Return on capital employed* (%)               9.04           7.08         1.96           6.79
            Basic earnings per share (RMB)               0.249          0.188        32.45          0.187
            Net cash flow from operating
            activities per share (RMB)                   0.699          0.635        10.08          0.654

           * Return on capital employed = operating profit x (1-income tax rate)/capital employed




                                                           AS AT 31    AS AT 31   INCREASE/    AS AT 31
                                                           DECEMBER    DECEMBER    DECREASE    DECEMBER
            ITEM                                               2003        2002         (%)        2001

            Current assets (RMB million)                     99,328     103,982      (4.48)     112,070
            Current liabilities (RMB million)               122,005     119,440        2.15     127,443
            Total Assets (RMB million)                      400,818     389,343        2.95     380,745
            Shareholders' funds (excluding minority
            interests) (RMB million)                        167,899     163,823        2.49     156,704
            Net assets per share (RMB)                        1.937       1.889        2.54       1.807
            Adjusted net assets per share (RMB)               1.908       1.876        1.71       1.788


      3.3 Material differences between the PRC Accounting Rules and Regulations and IFRS

            |X|  Applicable                  [ ]  Not applicable

                                               THE PRC  ACCOUNTING
                                               RULES  AND REGULATIONS      IFRS

            Net profit (RMB million)                      19,011         21,593
            Explanation on the differences       See Subsection 9.2.3


Section 4. CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF THE PRINCIPAL SHAREHOLDERS

      4.1   Statement of changes in structure of share capital

            [  ]  Applicable            |X| Not applicable

                                                                                       (Unit: million shares)

                                                             INCREASE/DECREASE
                                                                CAPITALIZATION
                                      PRIOR TO                      OF SURPLUS                           AFTER
                                       CHANGES   PLACING   BONUS      RESERVES   IPO  OTHERS  SUB-TOTAL  CHANGES
            1. Shares not listed
            (i) Promoter shares     47,742.561        -      -            -       -      -        -      47,742.561
            of which:
            State-owned shares      47,742.561        -      -            -       -      -        -      47,742.561
            (ii)Others              19,379.390        -      -            -       -      -        -      19,379.390
            Total number of         67,121.951        -      -            -       -      -        -      67,121.951
            shares  not in
            circulation
            2. Shares listed and
            in circulation
            (i)Publicly listed       2,800.000        -      -            -       -      -        -       2,800.000
            domestic
            shares ("A Shares")
            (ii)Overseas listed     16,780.488        -      -            -       -      -        -      16,780.488
            foreign shares ("H
            shares")
            Total number of         19,580.488        -      -            -       -      -        -      19,580.488
            shares listed and in
            circulation
            3. Total number of      86,702.439        -      -            -       -      -        -      86,702.439
            shares



      4.2 Shareholding of top ten shareholders and top ten shareholders with tradable shares

            Number of shareholders at the end of the reporting period: 348,255 in total of which 334,867 holders of domestic shares and 13,388 holders of foreign shares

            Shareholding of top ten shareholders at 31 December 2003


                                                 NUMBER
                                                 OF                         TYPE OF          NUMBER OF
                                                 SHARES                     SHARES             PLEDGED
                                                 HELD AT                    (IN              SHARES OR
                                      INCREASE/  THE YEAR                   CIRCULATION         SHARES
                                      DECREASE   END                 TOTAL  OR NOT              SUBJECT          TYPE OF
            FULL NAMES OF            (THOUSAND   (THOUSAND   SHAREHOLDINGS  IN                       TO           SHARES
            SHAREHOLDERS              SHARES)    SHARES)        (%)         CIRCULATION)       LOCK-UPS             HELD


            China Petrochemical                                                   Not in             No      State owned
            Corporation                      -    47,742,561    55.06        circulation                          shares

                                                                                      In
            HKSCC(Nominees)Limited   2,691,475    11,639,618    13.42        circulation      Not known         H shares

                                                                                  Not in                     State owned
            China Development Bank           -   8,775,570      10.12        circulation             No           shares

            China Cinda Asset                                                     Not in             No      State owned
            Management Corp.                 -   8,720,650      10.06        circulation                          shares


            ExxonMobil Far East                                                       In      Not known         H shares
            Holdings Ltd.                    -    3,168,529      3.65        circulation

                                                                                      In
            bp Oil Espana S.A.               -    1,829,229      2.11        circulation      Not known         H shares

            China Orient Asset                                                    Not in             No      State owned
            Management Corp.                 -    1,296,410      1.50        circulation                          shares

            Guo Tai Jun An                                                                                   State owned
            Securities Corp.            10,428      597,188      0.69             (Note)             No     legal person
                                                                                                              shares and
                                                                                                                A shares

            Social Security Fund                                                      In
            Portfolio 107              (77,900)      72,100      0.08        circulation      Not Known         A shares

            Xinghe Securities                                                         In
            Investment Fund             33,656       61,948      0.07        circulation      Not Known         A shares

            Explanation for the            There are no connections among corporate shareholders.
            relationships among the        Sinopec Corp. is not aware of any connection or activities
            top ten shareholders           in concert between other holders of shares in circulation
            or activities                  and is not aware of any pledges, lock-ups or trust of
            in concert                     shareholdings of holders of H Shares. Sinopec Corp. is not aware of any interests which are discloseable pursuant to
                                           section 336 of the Securities and Futures Ordinance, Cap 571 of the Laws of Hong Kong. Sinopec Corp. is not aware of any pledges, lock-ups or trust of shareholdings of holders of A Shares.

Note: Including 586.76 million Stated-owned Shares and 10.428 million A Shares



            TOP TEN SHAREHOLDERS WITH TRADABLE SHARES

                                                                                NUMBER OF
                                                                 INCREASE/         SHARES
                                                     TYPE OF     DECREASE            HELD            TOTAL
                                                     SHARES      (THOUSAND      (THOUSAND    SHAREHOLDINGS
            FULL NAMES OF SHAREHOLDERS                  HELD        SHARES)       SHARES)                %

            HKSCC (Nominees) Limited                  H Shares    2,691,475    11,639,618            13.42
            ExxonMobil Far East Holdings Ltd.         H Shares            -     3,168,529             3.65
            bp Oil Espana S.A.                        H Shares            -     1,829,229             2.11
            Social Security Fund Portfolio 107        A Shares      (77,900)       72,100             0.08
            Xinghe Securities Investment Fund         A Shares       33,656        61,948             0.07
            Qingdao Port Authority                    A Shares            -        60,000             0.07
            Guangfa Jufu Securities Investment Fund   A Shares       47,800        47,800             0.06
            Yunan Hongta Investment Co.               A Shares            -        40,000             0.05
            Ningbo Port Authority                     A Shares       (2,350)       37,650             0.04
            Tianyuan Securities Investment Fund       A Shares       27,643        36,102             0.04


            Explanation for the              There are no connections among corporate shareholders. Sinopec
            relationships among the top      Corp. is not aware of any connection or activities in concert
            ten shareholders with shares     between other holders of shares in circulation and is not aware
            in circulation or activities     of any pledges, lock-ups or trust of shareholdings of holders of
            in concert                       H Shares. Sinopec Corp. is not aware of any interests which are discloseable pursuant to section 336 of the Securities and
                                             Futures Ordinance, Cap 571 of the Laws of Hong Kong. Sinopec
                                             Corp. is not aware of any pledges, lock-ups or trust of
                                             shareholdings of holders of A Shares.

     4.3 Information about the controlling shareholder and the actual controlling persons

     4.3.1 Changes of the controlling shareholder and the actual controlling persons in the reporting period

            |_| Applicable           |X| Not applicable

     4.3.2 Basic information about the controlling shareholder and the other actual controlling persons

            (1)   Controlling Shareholder

                  The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation ("Sinopec Group Company"). Established in July 1998, Sinopec Group Company is the State authorized investment arm and a State-owned controlling company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr Chen Tonghai. Through reorganization in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp., and retained operations in certain petrochemical facilities and smaller-scale refineries. It provides well-drilling services, oil testing services, in-well operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction and utility services and social services.

            (2) Basic Information of Other Legal Person Shareholders Holding 10% or More of Shares of Sinopec Corp., Other Than HKSCC (Nominees) Limited

                  i. China Development Bank: established in 1994, with a registered capital of RMB 50 billion. Its authorised legal representative is Mr Chen Yuan. China Development Bank is primarily engaged in the management and operation of the operating construction funds and interest discount funds within the State budget; providing loans to significant infrastructure industries and projects and pillar industries; handling of re-lending loans from foreign governments and international financial institutions; issuance of corporate bonds; appraisal, consultation and guarantees of construction project loans; underwriting enterprise bonds and indirect syndications.

                  ii. China Cinda Asset Management Corp.: China Cinda Asset Management Corp. was established on 20 April 1999, with a registered capital of RMB 10 billion. Its legal representative is Mr Zhu Dengshan. China Cinda Asset Management Corp. is primarily engaged in the acquisition and operation of non-performing assets segregated from China Construction Bank; debt collections, and exchange, transfer and sale of assets; debt reorganization and enterprise restructuring; debt-equity swap and holding of equity for certain period; securitisation of assets; listing recommendations within the scope of asset management and underwriting of bonds and stocks; issuance of bonds and commercial borrowings; borrowing from financial institutions; valuation of assets and projects; enterprise audits, bankruptcy and liquidation.


Section 5. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND EMPLOYEES

     5.1 Information on the changes in the shares held by the directors, supervisors and senior management and employees

            [ ]  Applicable            |X| Not applicable


     5.2 Information on the directors, supervisors and senior management and the changes in the shares held by them

            5.2.1 Information of Directors


                                                                               SINOPEC CORP.'S
                                          POSITION WITH                           |SHARES HELD         REASON
            NAME            GENDER   AGE  SINOPEC CORP.    TERM OF OFFICE     |(AT 31 DECEMBER)     OF CHANGE
                                                                                 2002      2003

            Chen Tonghai      Male    55  Chairman         Apr.2003-Apr.2006       -         -          -
            Wang Jiming       Male    61  Vice Chairman,   Apr.2003-Apr.2006       -         -          -
                                          President
            Mou Shuling       Male    59  Director,        Apr.2003-Apr.2006       -         -          -
                                          Senior Vice
                                          President
            Zhang Jiaren      Male    59  Director,        Apr.2003-Apr.2006       -         -          -
                                          Senior Vice
                                          President and
                                          Chief
                                          Financial
                                          Officer
            Cao Xianghong     Male    58  Director,        Apr.2003-Apr.2006       -         -          -
                                          Senior Vice
                                          President
            Liu Genyuan       Male    58  Director         Jun.2003-Apr.2006       -         -          -
            Liu Kegu          Male    56  Director         Jun.2003-Apr.2006       -         -          -
            Fan Yifei         Male    40  Director         Apr.2003-Apr.2006       -         -          -
            Chen Qingtai      Male    66  Independent      Apr.2003-Apr.2006       -         -          -
                                          Non-executive
                                          Director
            Ho Tsu Kwok       Male    54  Independent      Apr.2003-Apr.2006       -         -          -
            Charles                       Non-executive
                                          Director
            Shi Wanpeng       Male    66  Independent      Apr.2003-Apr.2006       -         -          -
                                          Non-executive
                                          Director
            Zhang Youcai      Male    62  Independent      Apr.2003-Apr.2006       -         -          -
                                          Non-executive
                                          Director
            Cao Yaofeng       Male    50  Employee         Apr.2003-Apr.2006       -         -          -
                                          Representative
                                          Director

            Note: Mr. Liu Genyuan, Mr. Liu Kegu and Mr. Fan Yifei receive salary from China Petrochemical Corporation, China Development Bank and China Construction Bank, respectively.




            5.2.2  Information of Supervisors


                                                                                  SINOPEC CORP.'S
                                           POSITION WITH                             |SHARES HELD         REASON
            NAME             GENDER   AGE  SINOPEC CORP.      TERM OF OFFICE     |(AT 31 DECEMBER)     OF CHANGE
                                                                                    2002      2003

            Wang Zuoran        Male    53  Chairman of       Apr.2003-Apr.2006         -         -           -
                                           the
                                           Supervisory
                                           Committee
            Zhang Chongqing    Male    59  Supervisor        Apr.2003-Apr.2006         -         -           -
            Wang Peijun        Male    58  Supervisor        Apr.2003-Apr.2006         -         -           -
            Wang Xianwen       Male    59  Supervisor        Apr.2003-Apr.2006         -         -           -
            Zhang Baojian      Male    59  Supervisor        Apr.2003-Apr.2006         -         -           -
            Kang Xianzhang     Male    55  Supervisor        Apr.2003-Apr.2006         -         -           -
            Cui Jianmin        Male    71  Independent       Apr.2003-Apr.2006         -         -           -
                                           Supervisor
            Li Yonggui         Male    63  Independent       Apr.2003-Apr.2006         -         -           -
                                           Supervisor
            Su Wensheng        Male    47  Employee          Apr.2003-Apr.2006         -         -           -
                                           Representative
                                           Supervisor
            Cui Guoqi          Male    50  Employee          Apr.2003-Apr.2006         -         -           -
                                           Representative
                                           Supervisor
            Zhang Xianglin     Male    57  Employee          Apr.2003-Apr.2006         -         -           -
                                           Representative
                                           Supervisor
            Zhang Haichao      Male    46  Employee          Apr.2003-Apr.2006         -         -           -
                                           Representative
                                           Supervisor



            5.2.3   Other Members of the Senior Management and Employees


                                                                                  SINOPEC CORP.'S
                                            POSITION WITH                            |SHARES HELD         REASON
            NAME             GENDER   AGE   SINOPEC CORP.     TERM OF OFFICE     |(AT 31 DECEMBER)     OF CHANGE
                                                                                    2002      2003

            Wang Tianpu       Male    41   Senior Vice         Apr.2003                -         -           -
                                           President
            Wang Zhigang      Male    47   Vice President      Apr.2003                -         -           -
            Zhang Jianhua     Male    40   Vice President      Apr.2003                -         -           -
            Cai Xiyou         Male    42   Vice President      Apr.2003                -         -           -
            Li Chunguang      Male    48   Vice President      Apr.2003                -         -           -
            Chen Ge           Male    42   Secretary to        Apr.2003-Apr.2006       -         -           -
                                           the Board of
                                           Directors



      5.3 Information about the directors and supervisors that are also employed by any shareholder unit

            |X| Applicable          |_| Not applicable

                                                                                                 WHETHER THEY
                                                                                                 RECEIVE
                                                                                                 REMUNERATIONS
                                                                                                 AND ALLOWANCES
                                                         POSITION WITH                           FROM
                              NAME OF EMPLOYING          EMPLOYING                               SHAREHOLDER
            NAME              SHAREHOLDER                HAREHOLDER UNIT      TERM OF OFFICE     UNIT (YES/NO)

            Chen Tonghai      Sinopec Group Company      President            Apr.2003-Apr.2006         No

            Liu Genyuan       Sinopec Group Company      Managing Vice        Jun.2003-Apr.2006         No
                                                         President

            Liu Kegu          China Development Bank     Vice President       Jun.2003-Apr.2006        Yes

            Fan Yifei         China Cinda Asset          Assistant to the     Apr.2003-Apr.2006        Yes
                              Management Corp.           Governor of China
                                                         Construction Bank

            Wang Zuoran       Sinopec Group Company      Director of          Apr.2003-Apr.2006         No
                                                         Disciplinary
                                                         Supervisory
                                                         Committee

            Zhang Chongqing   Sinopec Group Company      Director of          Apr.2003-Apr.2006         No
                                                         General
                                                         Administrative
                                                         Office

            Wang Peijun       Sinopec Group Company      Director of Human    Apr.2003-Apr.2006         No
                                                         Resources
                                                         Department

            Zhang Baojian     Sinopec Group Company      Deputy Chief         Apr.2003-Apr.2006         No
                                                         Accountant


     5.4 Annual remunerations for the directors, supervisors and senior management and employees

            Sinopec Corp. has established and continuously improved a fair and transparent performance evaluation standard and an incentive and constraint mechanism for the directors, supervisors and other senior management officers. It has implemented such incentive policies as the Performance Evaluation and Salary Incentive Plan for the Senior Management of Sinopec Corp.", "the Plan of Stock Appreciation Rights for the Senior Management of Sinopec Corp.". and "the Measures on the First Granting of Stock Appreciation Rights to the senior Management of Sinopec Corp"., all of which were approved by the Fourth Extraordinary General Meeting of Shareholders of Year 2000 held on 7 September 2000. In 2003, Sinopec Corp. implemented the incentive policies such as "the Implementing Measures of Salary for Senior Management of Sinopec Corp. (Tentative)"



     Total annual remuneration                                                      RMB4,190,754
     Total annual remuneration for the three highest paid directors                   RMB717,476
     Total annual remuneration for the three highest paid senior
     management and employees                                                         RMB852,740
     Total allowances for independent directors and independent supervisors           RMB165,000
     Other benefits for independent directors                                                Nil
     Names of the directors and supervisors who receive no remunerations            Liu Genyuan,
     and allowances from Sinopec Corp.                                                 Liu Kegu,
                                                                                      Fan Yifei,
                                                                                   Chen Qingtai,
                                                                            Ho Tsu Kwok Charles,
                                                                             Shi Wanpeng,  Zhang
                                                                                         Youcai,
                                                                                    Cui Jianmin,
                                                                                      Li Yonggui
     Levels of remunerations                                                   Number of persons
     Above RMB300 thousand                                                                     2
     RMB200 to 300 thousand                                                                    4
     RMB150 to 200 thousand                                                                   15
     RMB100 to 150 thousand                                                                    1


     5.5 Information on new appointment or removal of directors, supervisors and senior management and employees

          The first Extraordinary General Meeting of Sinopec Corp. for the year 2003 was held on 22 April 2003 at which the second session of the Board of Directors and the Supervisory Committee of Sinopec Corp. were elected whereby Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Fan Yifei, Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng, Zhang Youcai and Cao Yaofeng were appointed as the members of the second session of the Board of Directors of Sinopec Corp., and Messrs. Wang Zuoran, Zhang Chongqing, Wang Peijun, Wang Xianwen, Zhang Baojian, Kang Xianzhang, Cui Jianmin, Li Yonggui, Su Wensheng, Cui Guoqi, Zhang Xianglin and Zhang Haichao were appointed as the members of the second session of the Supervisory Committee of Sinopec Corp.

          On the same date, the first meeting of the second session of the Board of Directors was held, whereby Mr. Chen Tonghai was elected as the chairman and Mr. Wang Jiming was elected as the vice chairman, Mr. Wang Jiming was appointed as the president; Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong and Mr. Wang Tianpu were appointed as senior vice presidents; Mr. Wang Zhigang, Mr. Zhang Jianhua, Mr. Cai Xiyou and Mr. Li Chunguang were appointed as vice presidents; Mr. Zhang Jiaren was also appointed as the chief financial officer and Mr. Chen Ge was appointed as the secretary of the Board of Directors.

          The 2002 Annual General Meeting of Sinopec Corp. was held on 10 June 2003. Mr. Liu Genyuan and Liu Kegu were appointed as directors of the second session of the Board of Directors.


Section 6. REPORT OF THE BOARD OF DIRECTORS

     6.1  Business review in the reporting period

          In 2003, despite the negative influence exerted by SARS, China's economy still sustained a rapid and healthy growth with a GDP growth rate of 9.1%, and domestic demands for petroleum and petrochemical products increased accordingly. According to the estimation of the Company, the domestic consumption of refined oil products (gasoline, diesel oil and kerosene including jet fuel) reached 133.97 million tonnes in 2003, up by 7.22% over 2002 whilst the domestic apparent consumption of petrochemical products (in terms of ethylene) reached 15.055 million tonnes, up by 9.65% over 2002.

          In 2003, the Company overcame the unfavorable market condition resulting from the significant fluctuations of international oil prices which affected its production and business operation, and also underwent severe challenges characterized by the slow down in domestic demands for refined oil products in the first half of 2003 due to SARS and dramatic demands growth in the second half of 2003. Faced with the complex and ever-changing market situations as such, the Company closely monitored the domestic and international market situation, adjusted its operating strategy with flexibility, and ensured safety in production. In addition, the Company adjusted its asset structure, increase the total production and sales volume, further reduced costs and headcount, and improved its economic and technical indicators. Thanks to the joint efforts of our employees, the Company achieved reasonably sound operating results. The Exploration and Production Segment continued to post a solid performance. The Refining Segment and Marketing & Distribution Segment recorded a stable growth of their operating results. The Chemicals Segment also posted a growth in profit at a relatively quick pace. Overall, advantage of integrated operation has gradually emerged.

     6.1.1  Review of Market Environment

            (1)   Crude oil market

                  Due to various factors, the international crude oil prices in 2003 remained at a relatively high level. The Platts global spot price averaged US$ 28.83 per barrel, up by US$
                  3.87 per barrel over 2002. The domestic crude oil price has basically followed the trend in the international market. Average realized price of crude oil produced by the Company was US$ 27.56 per barrel, up by US$ 5.14 per barrel over 2002.

                                   [GRAPHIC OMITTED]

                         Price Trend of International Crude Oil



            (2)   Refined oil products market

                  In 2003, domestic prices of refined oil products underwent relatively slight changes while domestic demand for refined oil products grew at a higher rate. In particular after SARS, demand for refined oil products surged dramatically as a result of rapid economic growth, increased number of automobile and power supply shortage in certain parts of the country.

            (3)   Chemicals market

                  In 2003, China's domestic demands for chemical products continued to grow robustly. The annual apparent consumption of synthetic resins, synthetic fibers, monomer and polymer for synthetic fibers, and synthetic rubbers amounted to
                  29.02 million tonnes, 12.25 million tonnes, 19.12 million tonnes and 2.20 million tonnes, respectively, representing an increase of 11.2%, 14.7%, 11.9% and 8.9%, respectively, over 2002.

                  As the global chemical business gradually recovered, the gross margin of chemical production improved. The domestic price trend of the major chemical products basically followed the trend on the international market. The average realized prices of synthetic resins and synthetic fibers, which are the principal chemical products of the Company, increased by 15.2% and 14.3%, respectively, over 2002.


                                     [GRAPHIC OMITTED]


                  Monthly Average Prices of the Company's Major Chemical Products in 2002 and 2003


     6.1.2   Review of Production Operations

          In 2003, the Company continued to closely follow the market demands, and proactively implemented its operating strategies, which are "expanding resources, expanding markets, reducing costs and disciplining investments", hence good achievements have been attained in both business operations and reform development.

          (1)   Exploration and production segment

                In 2003, the Company seized the opportunity of high crude oil prices, and made further efforts in exploration and achieved relatively good results in exploration, development and production of crude oil and natural gas.

                In connection with exploration activities, the Company completed a planar seismic belt of 29,168 kilometers, a three-dimensional seismic belt of 7,927 square kilometers and drilled 550 test wells, with a drilling footage of 1,443 kilometers. Certain achievements were attained in terms of exploration of hidden oil reserves in the newly blocks, buried hill and new series of strata within the Shengli Oil Field in East China, which enabled the Company to deliver a stable production and enhanced its reserves in the near run. In western part of China, the Company identified three zones (Tahe Region, Tazhong region in Tarim Basin, and the Eastern Part in the Hinterlands of Junger basin) as the important areas where more oil reserves could be discovered, thus providing important supplemental resources for addition of oil reserves as well as production of crude oil and natural gas in the last two years of the Tenth Five-Year Plan period. In South China and Ordos Basin, new progress was made in terms of exploration of natural gas, thus providing resources for the Company to expand its natural gas business. All these efforts resulted in the Company's improvement in reserve profile of crude oil and natural gas, making it possible to enhance its future oil reserve and production. Owing to the joint venture for the development of oil and natural gas at Xihu Trough, East China Sea, the Company's proved reserves of crude oil were reduced by 25.4 million barrels, and proved reserves of natural gas were reduced by 649 billion cubic feet. In addition, in accordance with the evaluation guideline used by the Company, those undeveloped reserves of crude oil and natural gas over 3 years were re-categorized. For these reasons, the newly added proved reserves of crude oil and natural gas in 2003 declined. In terms of development, the Company drilled 1,880 development wells in 2003, with a drilling footage of 4,258 kilometers and newly built crude oil and natural gas production capacity of crude oil and natural gas by 5.93 million tonnes per year, and 890 million cubic meters per year respectively. In 2003, the Company's production of crude oil and natural gas reached
                270.96 million respectively, barrels and 187.7 billion cubic feet, representing an increase of 0.43% and 4.98%, respectively, over 2002.


                 Summary of operations of the exploration and production segment

                                                                                            CHANGE FROM
                                                                                           2002 TO 2003
                                                             2003       2002       2001             (%)

                  Crude oil production (mmbbls)            270.96     269.80     269.16            0.43
                  Natural gas production (bcf)              187.7      178.8      162.8            4.98
                  Newly added proved reserves of
                  crude oil (mmbbls)                          208        375        316         (44.53)
                  Newly added proved reserves of
                  natural gas (bcf)                        (254.3)      20.2      309.0       (1,358.9)
                  Year end proved reserves of crude
                  oil (mmbbls)                              3,257      3,320      3,215          (1.90)
                  Year end proved reserves of natural
                  gas (bcf)                               2,887.6    3,329.4    3,488.0         (13.27)
                  Year end proved reserves of crude
                  oil and natural gas (mmboe)               3,738      3,875      3,796          (3.54)

          (2)   Refining segment

                In 2003, faced with ever-changing market situations, the Company further optimized its allocation of crude oil resources and improved coordination practices to ensure its oil refining facilities were operating at high load. In 2003, the Company processed 116.26 million tonnes of crude oil, up by 10.71% over 2002. The Company endeavored to adjust its product mix, increased the production of higher value-added products and chemical feedstock to meet market demands. Meanwhile, the Company made efforts to revamp its existing oil refining facilities to improve the product quality. The quality of its gasoline and diesel has met the required new national standards. The Company produced 9.23 million tonnes of high-grade gasoline, up by 38.8% over 2002. The Company continued its reform in the lubricating oil marketing system, integrated its resources, launched a unified brand onto the market, and managed to expand its market shares. In addition, the company continued to reinforce management practices and scientific and technological advancement. As a result, all of the major economic and technical indicators of the Refining Segment all improved. In 2003, the light product yield reached 73.80%, up by 0.58 percentage point over 2002. The refining yield reached 92.63%, up by 0.13 percentage point over 2002.


                                                     2003       2002      2001      CHANGE FROM
                                                                                   2002 TO 2003
                                                                                            (%)

          Crude throughout (mbbls/day)             2341.0     2114.6    2042.4             10.7
          of which: sour crude throughout           478.7      402.8     387.6             18.8
          (mbbls/day)
          Refinery utilization (%)                   87.8       79.3      77.9              8.5
                                                                                     percentage
                                                                                         points
          Gasoline, diesel and kerosene
          including jet fuel (million tonnes)
          of which: Gasoline (million tonnes)       21.74      19.62     18.74             10.8
                    Diesel (million tonnes)         41.67      37.74     37.93             10.4
                    Kerosene including jet           5.31       5.06      4.47              4.9
                    fuel (million tonnes)
          Chemical feedstock (million tonnes)       16.46      15.04     12.36              9.4
          Light product yield (%)                    73.8      73.22     72.33             0.58
                                                                                     percentage
                                                                                         points
          Refining yield (%)                        92.63      92.50     92.23              0.1
                                                                                     percentage
                                                                                         points

          Notes:

          a) Crude oil processing volume is converted at 1 tonne = 7.35 barrels.

          b) All the operating data excluded Xi'an Petrochemical and Tahe Petrochemical.


         (3)  Marketing and Distribution segment

              In 2003, based on the market demands, the Company made efforts to expand its total sales volume while further optimizing its various marketing channels to increase retail sales volume and distribution volume. In addition, the Company reinforced its internal management and resource allocation, improved its service quality, and paid close attention to the coordination between production and sales. At the same time, the Company further improved its distribution network by speeding up the construction of sales outlets, focusing on increasing the number of its petrol stations along expressways and main roads, and expanding its presence in rural areas and along the rivers. As a result, the Company's ability to control the end-customer market has been reinforced.

              In 2003, the total domestic sales volume of refined oil products reached 75.92 million tonnes, representing an increase of 8.3% over 2002, of which the retail volume amounted to 38.85 million tonnes, up by 11.9% over the previous year. The Company's market share of retail volume in its principal markets reached 69%, up by 1 percentage over the preceding year. The efficiency of petrol stations kept growing with the annual throughput per petrol station reached 1,686 tonnes, up by 8.1% compared with that in the previous year. The retail sales volume together with direct distribution volume of refined oil products accounted for 71.36% of the total domestic sales volume, up by 3.76 percentage over 2002. At the end of 2003, the Company has 24,506 self-operated petrol stations, and 5,736 franchised petrol stations. In 2003, the Company adjusted its export volume to keep in line with market demand. In 2003, the Company exported 6.083 million tonnes of refined oil products, up by 21.2% over that in 2002.

              Summary of Marketing and Distribution Segment

                                                                                       CHANGE FROM
                                                                                           2002 TO
                                                        2003       2002      2001          2003(%)

             Total domestic sales of refined oil       75.92      70.09     67.74              8.3
             products (million tonnes)
             of which:
             Retail volume (million tonnes)            38.85      34.73     30.43             11.9
             Direct Distribution volume (million       15.33      12.63     11.64             21.4
             tonnes)
             Wholesale volume (million tonnes)         21.74      22.73     25.67            (4.4)
             Average annual throughput per
             petrol station (tonne/station)            1,686      1,560     1,473              8.1
             Number of total petrol stations
             under
             SINOPEC brand at year-end                30,242     28,127    28,246              7.5
             (stations)
             of which:
             Number of petrol stations operated       24,506     24,000    24,062              2.1
             (stations)
             Number of franchised petrol               5,736      4,127     4,184             39.0
             stations (stations)
             Percentage of retail to total              51.2       49.6      44.9              1.6
             domestic sales volume (%)                                                  percentage
                                                                                            points

        (4)   Chemicals segment

              In 2003, the Company continued to coordinate and optimize supply of chemical feedstock, and actively promoted its experience in operating facilities for longer running periods and thus maintained the high utilization rate of chemical facilities. As a result, the production of its major petrochemical products has all increased dramatically. In 2003, the Company produced 3.169 million tonnes of ethylene, up by 16.67% over that in 2002. The production of its major chemical products such as synthetic resins, synthetic fibers, monomers and polymers for synthetic fibers, and synthetic rubber have all increased significantly. Since the Company resorted to scientific and technological measures to improve its product mix, the production of higher value-added products was further enhanced. Furthermore, the Company actively tapped the market, and managed to register a growth in terms of the production outputs, prices and sales volumes of its chemical products. In addition, the Company proactively carried forward the reform to its distribution system of chemical products, and established an acrylic fibre marketing branch, thus making a solid stride forward in terms of reforming its chemicals marketing system.


              PRODUCTION OF MAJOR CHEMICALS

                                                                                   UNIT: 1,000 TONNES
                                                                                          CHANGE FROM
                                                         2003     2002     2001        2002 TO 2003(%)

               Ethylene                               3,169.1  2,716.4    2,153                16.67
               Synthetic resins                       4,691.0  4,004.8    3,204                17.13
               of which: performance compound         2,304.9  1,846.9    1,332                24.80
               resins
               Synthetic rubbers                        501.9    457.7      398                 9.66
               Monomers and polymers for Synthetic    4,417.5  3,833.5    3,598                15.23
               fibers
               Synthetic fibers                       1,279.5  1,153.0    1,028                10.97
               of which: differential fibers            477.4      402      326                18.76
               Urea                                   2,027.6  2,666.3    2,342              (23.95)

               Notes: all the operating data excluded Maoming Ethylene.

        (5)   Technology development

              In order to enhance its core competitiveness, the Company launched an active drive for scientific and technological innovation and advancement, and has succeeded in implementing a number of technological projects, including exploration of concealed oil and gas reserves in tertiary system strata in Jiyang Trough and related technologies and second generation of packaged technology for 200,000 tonnes/year loop polypropylene unit. In addition, a number of technological advancements have been commercialized, including the detailed profiling and developing technology for severe heterogeneous petroleum reserves, flexible and multi-functional catalytic cracking technologies and 70,000 tonnes/year cyclohexanone oxime technology. Besides, the technologies such as prospecting and monitoring the distribution of remaining petroleum reserve at high water content stage, and catalyst and promoter for olefin concentration reduction in cat-cracked gasoline were applied on a wide range. Among others, a series of techniques, which have been developed solely by the Company, have allowed the Company to produce gasoline that complies with China's new quality standard with a lower investment. Besides, the Company also made new progress in a number of research projects, such as technology for desulfuration and reduction of olefin concentration in cat-cracked gasoline by aromatisation. Furthermore, the "Great Wall" branded specialty lubricant and grease developed by the Company have been successfully used in China's Shenzhou 5 spaceship.

              Major breakthroughs were made in terms of pilot test and implementation of ERP programs. So far, the application results of ERP are becoming apparent. The Company also made progress in, among other areas, applying domestically-made high-performance computers in exploration and development of crude oil and natural gas, application of IC cards at petrol stations, developing and applying the "Ningbo-Shanghai-Nanjing crude oil transportation and distribution management system", "comprehensive oil field management system", and "advanced process control system".

        (6)   Cost saving

              In 2003, the Company made significant efforts in carrying out its cost saving plans. Regarding the cost saving plan for major purchases such as crude oil, the Company focused on minimizing material consumption, energy consumption and controlling expenses. The results in cost saving were remarkable.

              In 2003, the Company effectively saved costs by RMB 2.722 billion, which exceeded the original target of RMB 2.5 billion by RMB 222 million. Of the total costs saved, the Exploration and Production Segment achieved a cost saving totaled RMB 805 million. As the Company took the market opportunity of higher crude oil prices, the Company increased certain in-well operation, and incurred more costs in order to resume production in those fields that suffered stormy sea tide and flood. The lifting cost increased from US$ 6.12 per barrel in 2002 to US$
              6.47 per barrel in 2003. The Refining Segment achieved a cost saving of RMB 740 million with cash operating cost sligthly declined to US$ 2.00 per barrel from US$ 2.02 per barrel. The Chemicals Segment achieved a cost saving of RMB 639 million, the cash operating costs of ethylene dropped to US$ 142.63 per tonne from US$ 149.24 per tonne. The Marketing and Distribution Segment achieved a cost saving of RMB 538 million. As the Company made efforts to increase its retail sales volume and distribution volume, the transportation costs increased accordingly. The cash operating cost in the segment went up to RMB 174.95 per tonne in 2003, from RMB 166 per tonne in 2002.

         (7)  Capital expenditure

              In 2003, the Company's capital expenditure was RMB 45.049 billion. Among which, the expenditure for Exploration and Production Segment was RMB 20.628 billion. The Company found new reserves and increased oil and gas production, reinforced the foundation of its resources, and improved its profile of the possible, probable and proved reserves. The expenditure for Refining Segment was RMB 9.729 billion. With the investment, a number of facilities were revamped to improve the product quality, and to increase refining capacity. Refining capacity increased by 5.5 million tones per year for the whole year. The Ningbo-Shanghai-Nanjing Imported Crude Oil Pipeline will soon be put into operation, which will help optimize the allocation of crude oil and reduce the transportation costs. The expenditure for the Marketing and Distribution Segment was RMB 6.826 billion, which was mainly used to construct pipelines of refined oil products, and to further optimize the marketing networks by building new petrol stations and upgrading existing petrol stations. As a result of the investment, the Company secured its leading position in its principal market, raised brand awareness and further enhanced customer loyalty. The expenditure for the Chemicals Segment was RMB 7.348 billion. With the investment, the Qilu ethylene revamp project was under construction and the chemical fertilizer revamp projects have all started. The ethylene capacity increased by 70,000 tonnes/year, and capacity of monomers polymers for synthetic fibers increased by 770,000 tonnes/year. Capital expenditure for corporate and others was were RMB 518 million, which was principally used in the construction of information technology system.

              In addition, the Company's joint ventures including the project with BP in Shanghai were progressing smoothly, the capital expenditure by the Company for these joint ventures were RMB
              4.193 billion in 2003.

        (8)   Cooperation with foreign partners

              In 2003, the Company's major joint ventures progressed smoothly. The joint venture with CNOOC, Shell and US Unocal for exploration and development of natural gas at Xihu Trough, East China Sea was officially launched. The joint venture ethylene projects with BASF in Nanjing and with BP in Shanghai, both of which are expected to be put into operation in early 2005, are under construction in full scale. The joint venture with Shell for Coal Gasification in Hunan province is under construction, which is expected to complete construction in 2005. The feasibility study of joint venture with ExxonMobil and Saudi Aramco for an integration oil refining and chemicals project in Fujian, has already been approved by the government authorities and preparation work is under way. The joint feasibility study of joint venture with Shell in Jiangsu province for retail business cooperation of refined oil products has been approved by the State Council, and a joint venture company is to be established soon. The joint feasibility study of joint ventures with BP in Zhejiang for retail business cooperation of refined oil products has been submitted to the Ministry of Commerce of the People's Republic of China for approval. All these joint venture projects will help the Company in adopting advanced technologies and managerial expertises of multinational corporations, and hence enhance its market competitiveness and help the Company satisfy the growing demands of products in China and Asian Pacific regions.

     6.2    Management's Discussion And Analysis

            The following discussion and analysis should be read in conjunction with the Company's audited financial statements and the accompanying notes. Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with International Financial Reporting Standards ("IFRS").

     6.2.1  Consolidated Results of Operations

            In 2003, the Company's turnover and operating profit were RMB
            424.3 billion and RMB 37.3 billion, respectively, representing an increase of 28.9% and 30.0%, respectively, over those in the previous year. These changes are largely attributable to a number of factors. First, the Company closely monitored the changes in market demands, and quickly responded to such changes through adjustments of its operating strategy. Second, to take advantage of the favorable opportunity of higher prices of crude oil and chemical products in the global market and the rapid growth of Chinese economy, the Company managed to overcome the negative impact caused by SARS and further expanded its target market. In addition, the Company continued to strive for better operating results through more strengthened management, further corporate reforms, better asset structure and more efficient operation.

            The table below sets forth the major items in the consolidated income statement of the Company for the indicated periods.


                                                                YEAR ENDED 31 DECEMBER
                                                                 2003             2002          CHANGE
                                                                     RMB billions                  (%)

            Turnover and other operating revenues               443.1            345.1            28.4
            of which: Turnover                                  424.3            329.1            28.9
                      Other operating revenues                   18.8             16.0            17.5
            OPERATING EXPENSES                                 (405.8)          (316.4)           28.3
            of which:
            Purchased crude oil, products and                  (312.5)          (237.6)           31.5
            operating supplies and expenses
            Selling, general and administrative                 (25.9)           (21.5)           20.5
            expenses
            Depreciation, depletion and amortisation            (26.7)           (25.3)            5.5
            Exploration expenses (including dry                  (6.1)            (4.4)           38.6
            holes)
            Personnel expenses                                  (16.2)           (14.4)           12.5
            Employee reduction expenses                          (1.0)            (0.2)          400.0
            Taxes other than income tax                         (13.5)           (11.9)           13.4
            Other operating expenses, net                        (3.9)            (1.1)          254.5
            Operating profit                                     37.3             28.7           30.0
            Net finance costs                                    (3.8)            (4.2)          (9.5)
            Investment income, share of profits less              0.6              0.6            0.0
            losses from associates and gain from
            issuance of shares by a subsidiary
            PROFIT FROM ORDINARY ACTIVITIES BEFORE               34.1             25.1            35.9
            TAXATION
            Taxation                                            (10.6)            (7.7)           37.7
            PROFIT FROM ORDINARY ACTIVITIES AFTER                23.5             17.4            35.1
            Taxation
            MINORITY INTERESTS                                   (1.9)            (1.1)           72.7
            PROFIT ATTRIBUTABLE TO SHAREHOLDERS                  21.6             16.3            32.5

      (1)   Turnover and other operating revenues

            In 2003, the Company's turnover and other operating revenues were RMB 443.1 billion, representing an increase of 28.4% compared with 2002. Turnover was RMB 424.3 billion, representing an increase of 28.9% compared with 2002. In 2003, prices of crude oil, petroleum products and chemical products in the global market all went up. To seize the market opportunity, the Company increased its refining throughput and increased the sales volume of its refined products. In addition, the Company's sales volume of major petrochemical products increased significantly. The Company's other operating revenues went up to RMB 18.8 billion in 2003, representing an increase of 17.5% compared with 2002. The "other operating revenues" mainly constituted of sales revenue from its sale of raw and auxiliary materials and other products and services to China Petrochemical Corp. and its subsidiaries and to third parties. The turnover and other operating revenues principally consisted of the following:

            Sale of crude oil and natural gas

            Most of crude oil and a small portion of natural gas produced by the Company were internally used by its refining and chemical production. The remaining was sold to the refineries controlled by the Company's controlling shareholder, China Petrochemical Corp. and other customers. In 2003, turnover from crude oil and natural gas that were sold externally amounted to RMB 14.9 billion, accounting for 3.4% of the Company's turnover and other operating revenues, representing an increase of 36.7% compared with that of RMB 10.9 billion in 2002. Such increase was mainly due to the increase in both price and sales volume of crude oil. The external sales price of crude oil increased to RMB 1,493 per tonne from RMB 1,189 per tonne in 2002, representing an increase of 25.6%. The external sales volume went from 6.35 million tonnes in 2002 to
            7.22 million tonnes in 2003, representing an increase of 13.7%. The external sales price of natural gas rose from RMB 574 per thousand cubic meters in 2002 to RMB 591 per thousand cubic meters in 2003, and the external sales volume increased from 3.2 billion cubic meters in 2002 to 3.4 billion cubic meters in 2003.

            Sale of petroleum products

            The Company's Refining Segment and Marketing and Distribution Segment sell petroleum products (mainly consisting of gasoline, diesel, jet fuel, kerosene and other refined petroleum products) to third parties. In 2003, the external sales revenue of petroleum products by these two segments were RMB 295.9 billion, accounting for 66.8% of the Company's turnover and other operating revenues, representing an increase of 28.4% compared with that of RMB 230.5 billion in 2002. The sales revenue of gasoline and diesel was RMB
            209.1 billion, accounting for 70.7% of the total sales revenue of petroleum products, representing an increase of 23.5% from that of RMB 169.3 billion in 2002. Among others, the sales revenue of gasoline in 2003 was RMB 77 billion, representing an increase of 21.6% compared with 2002. The sales revenue of diesel was RMB
            132.1 billion, representing an increase of 24.6% compared with 2002. The increase of sales revenue of gasoline and diesel was due to both the rise of gasoline and diesel prices and the increased sales volume as a result of the Company's proactive efforts. In 2003, the average external sales price of gasoline was RMB 3,298 per tonne, representing an increase of 17.5% compared with 2002, and the average external sales price of diesel was RMB 2,794 per tonne, representing an increase of 16% compared with 2002. The external sales volume of gasoline was 23.36 million tonnes, representing an increase of 3.6% compared with 2002, and the external sales volume of diesel was 47.29 million tonnes, representing an increase of 7.4% compared with 2002. The combined sales volume of gasoline and diesel was 6.1% higher than that of 2002.

            Sales of chemical products

            In 2003, the Company's external sales revenue of chemical products was RMB 80.7 billion, accounting for 18.2% of its turnover and other operating revenues, representing an increase of 27.9% compared with that of RMB 63.1 billion in 2002. The increase was mainly due to the significant increase in both chemical products prices and sales volumes of major chemical products as a result of strong domestic demand for chemical products. In 2003, the Company completed the revamp of certain of its ethylene and other downstream facilities, which increased the Company's production capacity of certain chemical products. In 2003, the external sales volumes of synthetic resin, synthetic fiber, synthetic rubber, synthetic fiber monomer and polymer were, respectively, 4.52 million tonnes, 1.33 million tonnes, 550 thousand tonnes and 2.41 million tonnes, representing an increase of 18%, 12.7%, 7.8% and 33.9%, respectively, compared with 2002. The external sales prices of such products were, respectively, RMB 6,042 per tonne, RMB 9,639 per tonne, RMB 8,513 per tonne and RMB 5,788 per tonne, representing an increase of 15.2%, 14.3%, 31.6% and 7.9%, respectively, compared with 2002.

      (2)   Operating expenses

            In 2003, the Company's operating expenses were RMB 405.8 billion, representing an increase of 28.3% compared with 2002. The operating expenses mainly consisted of the following:

            Purchased crude oil, products, and operating supplies and expenses

            The Company's purchased crude oil, products and operating supplies and expenses were RMB 312.5 billion, accounting for 77% of the operating expenses, up by RMB 74.9 billion compared with 2002, representing an increase of 31.5%. Among others:

            o Purchased crude oil expenses were RMB 164.3 billion, accounting for 40.5% of the total operating expenses, up by RMB 45 billion compared with 2002, representing an increase of 37.7%.

                  To meet the increasing demands in the market associated with the rapid growth of the Chinese economy, the Company increased its crude oil throughput. In 2003, the Company's crude oil throughput was 116.66 million tonnes (excluding amounts processed for third parties), representing an increase of 11.23 million tonnes, or 10.7%, compared with 2002. Of the Company's crude oil throughput, the Exploration and Production Segment supplied 28.08 million tonnes, down by 1.46 million tonnes compared with 2002, representing a decrease of 4.9%. The Company also processed 88.58 million tonnes of crude oil purchased from third parties, up by
                  12.69 million tonnes compared with 2002, representing an increase of 16.7%. Since March 2003, crude oil price in the global market has gradually increased. The Company's average cost for crude oil purchased from third parties in 2003 was RMB 1,855 per tonne, up by RMB 283 per tonne compared with 2002, representing an increase of 18%.

            o     In 2003, the Companyi|s other purchase expenses were RMB
                  148.2 billion, accounting for 36.5% of the total operating expenses, up by RMB 29.9 billion compared with 2002, representing an increase of 25.3%. This increase was mainly due to the increased costs of oil products and chemical feedstock caused by the increase in crude oil price.

            Selling, general and administrative expenses

            In 2003, the Company's selling, general and administrative expenses were RMB 25.9 billion, up by RMB 4.4 billion compared with 2002, representing an increase of 20.5%. This increase was largely due to:

            o In 2003, provision for bad debts increased by RMB 1.15 billion compared with 2002.

            o In connection with the upgrade of production facilities and improved technologies, the Company disposed of certain low efficiency production equipment in 2003 causing an increase in the expense related to disposal of relevant spare parts by RMB 500 million compared with 2002.

            o Expenses in research and development increased by RMB 0.59 billion compared with 2002.

            o Operating lease rentals increased by RMB 0.39 billion compared with 2002, mainly because the Company leased some additional petrol stations to further expand its distribution channels of oil products.

            o After the expansion and upgrading of some chemical facilities, sales volume of chemical products increased. In addition, proportion of retail over the total sales volume of refined oil products, and total sales volume of refined oil products increased. Accordingly, the selling expenses (such as transportation costs) increased by RMB 690 million compared with 2002;

            Depreciation, depletion and amortization

            In 2003, the Company's depreciation, depletion and amortization were RMB 26.7 billion, up by 5.5% over 2002. The increase was mainly because of the addition of property, plant and equipment as a result of capital expenditure.

            Exploration expenses

            In 2003, the Company's exploration expenses were RMB 6.1 billion, representing an increase of 38.6% compared with 2002. The increase was principally because the Company continued to increase investment in the exploration activities, especially in those major new blocks in the western and southern part of China.

            Personnel expenses

            In 2003, the Company's personnel expenses were RMB 16.2 billion, representing an increase of 12.5% compared with 2002. The increase was largely because the Company introduced a market-rate based employee compensation system reform. As a result, wage, salary and welfare expenses increased by RMB 1.6 billion.

            Employee reduction expenses

            As part of its voluntary staff reduction plan, the Company incurred approximately RMB 1 billion as staff reduction expenses for approximately 21,000 employees who voluntarily terminated their employment with the Company in 2003.

            Taxes other than income tax

            In 2003, the Company's taxes other than income tax were RMB 13.5 billion, representing an increase of 13.4% compared with 2002. The increase was largely because of the increase of consumption tax and surcharges as a result of the increased sales volume of gasoline and diesel of the Company.

            Other operating expenses, net

            In 2003, the Company's other operating expenses (net) were RMB 3.9 billion, representing an increase of RMB 2.8 billion compared with 2002. The increase was largely due to:

            o To facilitate its long-term development strategy, the Company further improved its asset structure and its overall asset quality. In 2003, the Company incurred a net loss of RMB 2.22 billion on disposal of certain low efficiency assets, which included RMB 90 million from the Exploration and Production Segment, RMB 740 million from the Refining Segment, RMB 370 million from the Marketing and Distribution Segment, RMB 1.01 billion from the Chemicals Segment, and RMB 10 million from others, up by RMB 1.42 billion compared with 2002.

            o In order to allocate its internal resources more efficiently, the Company revised the production plans for certain less efficient facilities in 2003, and accordingly made a provision for impairment of long-lived assets of RMB
                  0.88 billion representing the difference between the expected recoverable value and the net book value of this assets.

      (3)   Operating profit

            In 2003, the Company's operating profit was RMB 37.3 billion, representing an increase of 30% compared with 2002.

      (4)   Net finance costs

            In 2003, the Company's net finance costs were RMB 3.8 billion, down by RMB 400 million compared with 2002, representing a decrease of 9.5%. This was primarily because the Company further reduced the aggregate amount of its short-term loan and adjusted its financing structure to include, among others, certain US dollar loans. The interest expense was RMB 3.7 billion in 2003, decreased by RMB 0.4 billion compared with 2002.

      (5)   Profit from ordinary activities before taxation

            In 2003, the Company's profit from ordinary activities before taxation was RMB 34.1 billion, representing an increase of 35.9% compared with 2002.

      (6)   Taxation

            In 2003, the Company's taxation was RMB 10.6 billion, representing an increase of 37.7% compared with 2002.

      (7)   Minority interests

            In 2003, the Company's minority interests were RMB 1.9 billion, representing an increase of 72.7% compared with 2002.

      (8)   Profit attributable to shareholders:

            In 2003, the Company's profit attributable to shareholders was RMB
            21.6 billion, representing an increase of 32.5% compared with 2002.

    6.2.2   Assets, liabilities, shareholders' funds, and working capital

            The Company's primary sources of funding were from operating activities, short-term and long-term borrowings, and primary uses of funds were for operating expenses, capital expenditures and repayments for short-term and long-term loans.

      (1)   Assets, liabilities and shareholders' funds

                                                      Monetary unit: RMB Million

                                              AS AT 31 DECEMBER
                                             2003           2002        CHANGES

            Total assets                  400,818        389,343         11,475
            Current assets                 99,328        103,982        (4,654)
            Non-current assets            301,490        285,361         16,129
            Total liabilities             207,053        201,511          5,542
            Current liabilities           122,005        119,440          2,565
            Non-current liabilities        85,048         82,071          2,977
            Minority interests             25,866         24,009          1,857
            Net assets                    167,899        163,823          4,076
            Shareholders' funds           167,899        163,823          4,076
            Share capital                  86,702         86,702              -
            Reserves                       81,197         77,121          4,076


      At the end of 2003, the Company's total assets were RMB 400.818 billion, total liabilities were RMB 207.053 billion, minority interests were RMB
      25.866 billion, shareholders' funds was RMB 167.899 billion. Changes in the assets and liabilities items compared with those at the end of 2002 and the principal reasons for such changes are as follows:

      The Company's total assets were RMB 400.818 billion, up by RMB 11.475 billion over those at the end of 2002. Of which, current assets were RMB
      99.328 billion, down by RMB 4.654 billion compared with those at the end of 2002. The change was mainly because the Company's cash and time deposits decreased by RMB 1.769 billion in 2003. At the same time, the Company reinforced its management control over working capital, reduced the occupancy of funds by various current assets. As a result, the accounts receivable were down by RMB 1.516 billion, and the prepaid expenses and other current assets reduced by RMB 1.307 billion. Non-current assets were RMB 301.490 billion at the end of 2003, up by RMB 16.129 billion compared with those at the end of 2002. The change was primarily because property, plant and equipment were up by RMB 7.159 billion, while the construction in progress were up by RMB 7.281 billion.

      Total liabilities were RMB 207.053 billion, up by RMB 5.542 billion compared with those at the end of 2002. Of which, current liabilities were RMB 122.005 billion, up by RMB 2.565 billion compared with those at the end of 2002. The change was mainly because the accrued expenses and other payables were up by RMB 10.826 billion, which were mainly due to the payables to China Petrochemical Corporation and its subsidiaries for the acquisition of Maoming Ethylene assets and the increased accrued expenditure. Accounts payable were up by RMB 3.227 billion, which were principally payables to third parties. As the cost of funding in the monetary market rose, the increased discount rate of bills payable resulted in the decrease in the bills payable by RMB 6.281 billion. The Company reduced the amount of short-term debt by RMB 6.751 billion, which were mainly in the form of decrease in short-term bank loans. Non-current liabilities were RMB 85.048 billion at the end of 2003, up by RMB 2.977 billion compared with those at the end of 2002. The change was mainly because long-term loans of the Company's jointly controlled entities were up by RMB 1.45 billion, and deferred tax liabilities were up by RMB 1 billion.

      Shareholders' funds were RMB 167.899 billion at the end of 2003, up by RMB 4.076 billion compared with that at the end of 2002, increasing the reserves by RMB 4.076 billion.

      (2)   Cash Flow

      In 2003, net decrease in cash and cash equivalent was RMB 2.94 billion (i.e. a decrease from RMB 18.16 billion as at 31 December 2002 to RMB
      15.22 billion as at 31 December 2003). The following table shows the major items on the consolidated cash flow statements and their respective changes in 2002 and 2003.

        Major items in                            2003                    2002
        Cash flow Statement           RMB 100 millions        RMB 100 millions

        Net cash flow from
        operating activities                606.30                  550.46

        Net cash flow from
        investing activities               (503.43)               (427.76)

        Net cash flow from
        inancing activities                (132.32)               (158.13)

        Net decrease in cash
        and cash equivalents                (29.45)                (35.43)


     o    Net cash flow from operating activities was RMB 60.630 billion.

          In 2003, profit from ordinary activities before taxation was RMB
          34.081 billion, and after adjusting for the operating expenses items that have no cash flow (i.e. non-cash expense items), the adjusted cash inflow from operating activities of RMB 66.45 billion. Major non-cash expense items are: depreciation, depletion of amortization of RMB 26.735 billion, costs of dry holes of RMB 2.789 billion, losses from disposals of property, plant and equipment of RMB 2.221 billion, impairment losses on long-lived assets of RMB 877 million.

          The changes in operating-related receivable and payable items added cash inflow by RMB 3.676 billion, which was mainly because:

          The Company reinforced its control over working capital, made more efforts to collect the accounts receivable, reduced the occupancy of funds by various current assets. The net value of other current assets such as accounts receivable, notes receivable, inventory and prepaid expenses declined, all the above factors contributed to an increased cash inflow of RMB 2.271 billion.

          Due to the expanded business activities and increased purchasing costs, accounts payable increased and cash outflow was reduced by RMB
          9.294 billion.

          As the discount rate of notes rose and notes payable decreased, the cash outflow was increased by RMB 6.251 billion.

          Other operating-related receivables and payables increased the cash outflow by RMB 1.638 billion.

          After adjusting the non-cash expense items and receivable and payable items with regard to the profit from ordinary business activities before taxation, and then deducting the cash outflow caused by payment for income tax totaling RMB 9.496 billion, the net cash flow from operating activities was RMB 60.630 billion.

     o    Net cash flow from investing activities was RMB 50.343 billion.

          The net cash outflow from investing activities was mainly because the Company had cash outflow for capital expenditure of RMB 44.057 billion, and the Company's joint venture had cash outflow for capital expenditure of RMB 4.107 billion.

     o    Net cash flow from financing activities was RMB 13.232 billion.

          The net cash flow from financing activities was mainly because the amount of repayments of bank loans and other loans by the Company and its joint ventures was larger than the amount of newly added bank loans and other loans, thus resulting in a cash outflow of RMB 5.649 billion. In addition, the Company distributed the final dividend for 2002 and interim dividend for 2003, resulting in a cash outflow of RMB 7.803 billion.

          For the cash flow situation during 2003, the Company further strengthened its control on cash management. Cash and cash equivalents were healthily reduced as funds were better used and overall efficiency was improved.

     (3)  Contingent liabilities

          Refer to the descriptions under "Major Guarantees and Performance" in the section entitled "Disclosure of significant events".

     (4)  Capital expenditure

          Refer to the descriptions under "Capital Expenditure" in the section entitled "Business Review and Prospects".

     (5)  Research and Development Expenses and Environmental Expenses

          Research and development expenses refer to the expenses that have been recognized during the period in which they incurred. In 2003, the Company's research and development expenses were RMB 2.111 billion, up by RMB 591 million compared with 2002, reflecting the Company's continued committment in technological development with the view to achieving sustained growth.

          Environmental expenses refer to the normal routine pollutant discharge fees paid by the Company, excluding any capitalised costs of pollutant discharge facilities. In 2003, the Company's environmental expenses were RMB 245 million, which was similar to those in 2002.

    (6) Analysis of financial statements prepared under the PRC Accounting Rules and Regulations

          The major differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and those under IFRS are set out in the 2003 Annual Report.

          The table below sets forth each of its segments' income and profit from principal operations, costs of principal operations, taxes and surcharges, as prepared under the PRC Accounting Rules and Regulations.


                                                                    YEAR ENDED 31 DECEMBER
                                                                       2003               2002
                                                               RMB millions       RMB millions

       INCOME FROM PRINCIPAL OPERATIONS
       Exploration and Production Segment                            62,223             50,327
       Refining Segment                                             266,253            208,895
       Marketing and Distribution Segment                           240,812            186,707
       Chemicals Segment                                             82,334             65,605
       Others                                                        60,600             42,775
       Elimination of inter-segment sales                          (295,031)          (230,125)
       Consolidated income from principal operations                417,191            324,184
       COSTS OF SALES, SALES TAXES AND SURCHARGES
       Exploration and Production Segment                            31,596             28,788
       Refining Segment                                             254,360            198,115
       Marketing and Distribution Segment                           210,456            163,701
       Chemicals Segment                                             73,116             60,429
       Others                                                        59,984             42,378
       Elimination of costs of inter-segment sales                 (293,037)          (230,377)
       Consolidated costs of sales, sales taxes
       and surcharges                                               336,475            263,034
       PROFIT FROM PRINCIPAL OPERATIONS
       Exploration and Production Segment                            28,785             21,973
       Refining Segment                                              11,741             10,598
       Marketing and Distribution Segment                            30,356             23,006
       Chemicals Segment                                              9,218              5,176
       Others                                                           616                397
       Consolidated profit from principal operations                 80,716             61,150


       Financial data prepared under the PRC Accounting Rules and Regulations:


                                                          AS AT/(YEAR ENDED) 31 DECEMBER
                                                       2003              2002        CHANGE
                                               RMB millions      RMB millions             %

        Total assets                                390,213           368,375          5.93
        Long-term liabilities                        80,109            76,152          5.20
        Shareholders' funds                         162,946           151,717          7.40
        Profit from principal operations             80,716            61,150         32.00
        Net profit                                   19,011            14,121         34.63


            Analysis of changes:

            Total assets: at the end of 2003, the Company's total assets were RMB 390.213 billion, up by RMB 21.838 billion compared with 2002. This was mainly because in 2003, the Company increased the investments in fixed assets, in order to meet the market demands. As a result, fixed assets was increased by RMB 21.809 billion.

            Long-term liabilities: at the end of 2003, the Company's long-term liabilities were RMB 80.109 billion, up by RMB 3.957 billion compared with 2002. This was largely because the long-term loans, arranged pursuant to the Company's investment plan for projects, were increased by RMB 5.513 billion and the debentures payable of RMB 1.5 billion, which would become due in July 2004, were reclassified as current liabilities.

            Shareholders' funds: at the end of 2003, shareholders' funds of the Company was RMB 162.946 billion, up by RMB 11.229 billion compared 2002. This was principally because: first, the realized net profit in 2003 reached RMB 19.011 billion; second, in 2003, the distribution of its final dividend for 2002 totaling RMB 5.202 billion and its interim dividend for 2003 totaling RMB 2.601 billion.

            Profit from principal operations: in 2003, the profit from principal operations realized by the Company was RMB 80.716 billion, up by RMB 19.566 billion compared with that in 2002, representing a growth rate of 32%. This was mainly because in 2003, the prices of crude oil, petroleum products and petrochemical products went up. In addition, demands for these products went up as well. The Company seized these market opportunities and managed to improve its operating results at a stable pace.

            Net profit: in 2003, the net profit realized by the Company was RMB 19.011 billion, up by RMB 4.89 billion compared with that in 2002, representing a growth of 34.63%. The increase was mainly due to the increase of the Company's profit from its principal operations.

      (7) Significant differences between the financial statements prepared under IFRS and U.S. GAAP

      The major difference between the Company's financial statements prepared under IFRS and US GAAP are set out in the Annual Report of Sinopec Corp. for Year 2003.

     6.2.3 The Principal Operations Categorized by Business Segments and the Status of the Connected Transactions

      The following data are extracted from the financial statements prepared under the PRC Accounting Rules and Regulations.


                                                                                                            INCREASE/
                                                                                            INCREASE/       DECREASE
                                                                            INCREASE/        DECREASE       OF GROSS
                                                                             DECREASE      OF COST OF         PROFIT
                                                                            OF INCOME       PRINCIPAL         MARGIN
                                                                                 FROM      OPERATIONS,         RATIO
                                                                            PRINCIPAL       TAXES AND       COMPARED
                                                       COST OF             OPERATIONS      SURCHARGES       WITH THE
                                           INCOME    PRINCIPAL               COMPARED        COMPARED           SAME
                                             FROM   OPERATIONS,              WITH THE        WITH THE      PERIOD OF
                                        PRINCIPAL    TAXES AND                   SAME            SAME      PRECEDING
                                       OPERATIONS   SURCHARGES     GROSS    PERIOD OF       PERIOD OF           YEAR
                                              RMB          RMB    PROFIT    PRECEDING       PRECEDING    (PERCENTAGE
Categorized by business segments         millions     millions   RATIO(%)      YEAR(%)         YEAR(%)        POINTS)

Exploration and production                 62,223     31,596       46.26        23.64           9.75           2.60
Refining                                  266,253    254,360        4.41        27.46          28.39         (0.66)
Chemicals                                  82,334     73,116       11.20        25.50          20.99           3.31
Marketing and distribution                240,812    210,456       12.61        28.98          28.56           0.29
Others                                     60,600     59,984        1.02        41.67          41.55           0.09
Elimination of inter-segment sales      (295,031)  (293,037) Inapplicable   Inapplicable  Inapplicable   Inapplicable
Total                                     417,191    336,475       19.35        28.69          27.92           0.49
Of which: connected transactions           31,648     28,272       10.67        38.60          36.28           1.52

Details of connected transactions            Refer to the section 6.2.4 of Connected Transactions

Principle of pricing for                     (1)Government-prescribed prices and government-guided prices
connected transactions                       are adopted for products or projects if such prices are
                                             available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the
                                             market price (inclusive of bidding price) will apply; (3)
                                             Where none of the above is applicable, the price will be
                                             decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

     6.2.4      Connected Transaction

     6.2.4.1 Connected transactions entered into by the Company during this year

     As reviewed by the auditors of Sinopec Corp., the aggregate amount of connected transactions actually occurred in relation to the Company during this year was RMB 102.001 billion, of which, incoming trade amounted to RMB 63.558 billion, and outgoing trade amounted to RMB 38.443 billion (including, RMB 38.291 billion of sales of products and services, RMB 111 million of interest earned, RMB 41 million of receivable agency fee). All of these satisfied the conditions of waiver imposed by the Hong Kong Stock Exchange. In 2003, the products and services provided by Sinopec Group Company (purchase, storage and transportation, exploration and production services and production-related services) to the Company amounted to RMB
     58.158 billion, representing 14.33% of the Company's annual operating expenses, a decrease of 0.22% compared with those in 2002, which were within the cap of 18% for waiver. The auxiliary and community services provided by Sinopec Group Company to the Company amounted to RMB 1.821 billion, representing 0.45% of operating expenses, with a slight decrease as compared with 0.62% in the preceding year, which were within the cap of 3% for waiver. In 2003, the product sales from the Company to Sinopec Group Company amounted to RMB 38.291 billion, representing 8.64% of the Company's operating income, which were within the cap of 16% for waiver. With regard to the Leasing Agreement of Land Use Rights, the amount of rent payable by the Company for the year ended 31 December 2003 was approximately RMB 2 billion. With regard to the premium payable under the SPI Fund Document, the amount of fund payable per annum by the Company shall not be less than the amount specified in the SPI Fund Document.

     Please refer to Note 33 to the financial statements prepared pursuant to the IFRS in the annual report for details of the connected transactions actually occurred during this year.

     The Principal Operations Categorized by Business Segments and the Status of the Connected Transactions

     The above mentioned connected transactions in 2003 have been approved at the seventh meeting of the second session of the Board of Directors of Sinopec Corp.

     The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:

     (a)   The transactions have been approved by the Board of Directors;

     (b) The transactions have been entered into at considerations consistent with the pricing policies as stated in the relevant agreements;

     (c) The transactions have been entered into in accordance with the terms of the respective agreements and documents governing the respective transactions; and

     (d)   The relevant amount has not exceeded the relevant cap for waiver.

     After reviewing the above relevant transactions, the independent directors of Sinopec Corp. have confirmed that:

     (a) The transactions have been entered into by Sinopec Corp. in its ordinary course of business;

     (b) The transactions have been concluded on any one of the following terms:

           i.     on normal commercial terms;

           ii. on terms no less favorable than those available from/to independent third parties; or

           iii. on terms that are fair and reasonable as to the shareholders of Sinopec Corp., where there is no available comparison to determine whether item i or ii is satisfied; and

     (c) the aggregate values of the transactions have not exceeded the respective limits.

     6.2.4.2   Other material connected transactions occuring during this year

          (1) Connected transactions for leasing of Sinopec Group Company's petrol stations

               On 20 January 2003, Sinopec Corp. issued an announcement about the leasing of petrol stations by a number of Sinopec Corp.'s branches from a number of Sinopec Group Company's subsidiaries. The two parties signed 983 new lease agreements, each of which would expire on 31 December 2003 for a term of one year. For details, please refer to the relevant announcement published in China Securities News, Shanghai Securities News, and Securities Times in China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 21 January 2003. The total amount of rent incurred during the period of the annual report was about RMB 84.18 million, which was in conformity with the conditions of waiver approved by the Hong Kong Stock Exchange for such connected transactions.

          (2)  Connected transactions for new leasing of land use rights

               At the third meeting of the second session of the Board of Directors of Sinopec Corp., the Board approved "the Proposal Concerning the New Leasing of Land Use Right from Sinopec Group Company", and approved the lease of the land use rights by Sinopec Corp. of an area of 51.71 million square meters from Sinopec Group Company at an annual rent of RMB 273.4717 million. The two parties signed an "Agreement on Lease of Land Use Rights". For details, please refer to the relevant announcement published in China Securities News, Shanghai Securities News, Securities Times in China, South China Morning Post and Hong Kong Economic Times in Hong Kong on 25 August 2003. The amount of rent under the leasing agreement incurred in this reporting period was about RMB 263.31 million.

          (3)  Connected transactions for acquisition of Maoming Ethylene

               At the fourth meeting of the second session of the Board of Directors of Sinopec Corp. held on 28 October 2003, the Board approved the proposal regarding Sinopec Corp.'s acquisition of the production and operating assets for principal businesses owned by Maoming Petrochemical Co., Ltd. ("Maoming Ethylene") at a price of RMB 3.3 billion. The two parties entered into an acquisition agreement. For details, please refer to Sinopec Corp.'s relevant announcement published in China Securities News, Shanghai Securities News, Securities Times in China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 29 October 2003.

          (4)  Acquisition of Tahe Petrochemicals and Xi'an Petrochemicals

               At the fifth meeting of the second session of the Board of Directors of Sinopec Corp. held on 29 December 2003, the Board approved the Company to acquire the entire operating assets and liabilities of Tahe Oilfield and Petrochemical Plant ("Tahe Petrochemicals") and the entire operating assets and liabilities of Xi'an Petrochemical Plant General ("Xi'an Petrochemicals") in cash respectively, which were both wholly owned by Sinopec Group Company. The purchase prices were about RMB 135 million and RMB 221 million respectively. For details, please refer to Sinopec Corp.'s relevant announcement published in China Securities News, Shanghai Securities News, Securities Times in China, South China Morning Post and Hong Kong Economic Times in Hong Kong on 30 December 2003.

          (5)  Ongoing connected transactions:

               At the time of listing in 2000, Sinopec Corp. and Sinopec Group Company signed a series of agreements regarding ongoing connected transactions. The Hong Kong Stock Exchange conditionally granted a waiver from disclosure requirements of ongoing connected transactions, which had a term of three years (from 2001 to 2003). At the end of 2003, this waiver has expired. Sinopec Corp. readjusted the cap amount for waiver from disclosure requirements of ongoing connected transactions, and re-applied for a new 3-year waiver from disclosure requirements of ongoing connected transactions and approval by shareholders from the Hong Kong Stock Exchange with regard to the relevant major ongoing connected transactions (as defined in the announcement dated 28 October 2002) in accordance with the the Listing Rules of the Hong Kong Stock Exchange, and re-applied for a new waiver from disclosure requirements of ongoing connected transactions from the Hong Kong Stock Exchange with regard to the cap amount of ongoing connected transactions (as defined in the public announcement dated on 28 October). Those major ongoing connected transactions concerning disclosure of ongoing connected transactions and waiver from disclosure with approval from shareholders, and at the request of the Shanghai Stock Exchange, those de minimus ongoing connected transactions concerning a waiver from disclosure of ongoing connected transactions, were approved by the General Meeting of Shareholders. On 16 January 2004, the Hong Kong Stock Exchange conditionally agreed to grant the new waivers from ongoing disclosure obligations to Sinopec Corp. and granted Sinopec Corp. a waiver for a period of three financial years expiring on 31 December 2006. Within such a period of time, Sinopec Corp. does not need to follow the requirements for disclosure of connected transactions under the Listing Rules, but Sinopec Corp. must satisfy the conditions of waiver. The conditions for the waivers of ongoing disclosure obligations were set out in the letter from the Chairman incorporated in the circular concerning connected transactions and ongoing connected transactions which was dispatched to the holders of H shares by Sinopec Corp. on 29 October 2003, and were published in the announcement of the Third Extraordinary General Meeting of Shareholders for Year 2003 in China Securities News, Shanghai Securities News, and Securities Times on 29 October 2003.

     6.3  Principal operations in different regions

          |_| Applicable   |X| Not applicable


     6.4  Information about suppliers and customers

          Total amount of purchase     59,486    Percentage in               19%
          from the top five                      Sinopec Corp.'s
          suppliers (RMB million)                total amount of purchase

          Total amount of sales        61,502    Percentage in Sinopec       15%
          to the top                             Corp.'s  total
          five customers                          amount of sales
          (RMB million)


     6.5 Operations of equity subsidiaries (applicable to the circumstance when the return on investment is more than 10% of the listed company's net profit)

           |_| Applicable   |X| Not applicable


     6.6 Explain the reason of material changes in the principal operations and their structure

           |_| Applicable   |X| Not applicable


     6.7 Explain the reason of material changes in the principal operations' earning power (gross profit ratio) as compared to the preceding year

           |_| Applicable   |X| Not applicable


     6.8 Analyze the reason of material changes in operating result and profit composition as compared to the preceding year

           |X| Applicable                  |_| Not applicable

           See 6.1 Discussion and Analysis of overall operations in the reporting period and business review and 6.2 Management's Discussion And Analysis

           Analyze the reason of material changes in the overall financial position as compared to the preceding year

           |_| Applicable   |X| Not applicable

           See 6.1 Discussion and Analysis of overall operations in the reporting period and business review and 6.2 Management's Discussion And Analysis

           Other operations having a material impact on net profit

           |_| Applicable   |X| Not applicable

     6.9 Explanation of the material changes in operating environment and macro policies and rules and regulations that have produced, are producing or will produce significant influences on the company's financial conditions and operating result

           |_| Applicable   |X| Not applicable


     6.10  Fulfillment of the predicted profit

           |_| Applicable   |X| Not applicable


     6.11  Fulfillment of the operating plan

           |_| Applicable   |X| Not applicable

           The Company has not disclosed the Operating Plan for Year 2003 (including profit and expenses etc), and therefore it is not applicable.


     6.12  Use of the proceeds from share issue

           |X| Applicable                |_| Not applicable

    6.12.1  Use of the proceeds from H share issue
            (less the expenses of the issue of H shares)

                                                      Monetary unit: RMB billion

            Total proceeds from share
            issue after deducting
            the issurance expenses                                      24.326

            Total amount of proceeds used in this year                   3.273

            Total amount of proceeds already used                       24.326


                                                             REPORTING PERIOD
                                                                                           WHETHER THE
                                                                                      PLANNED PROGRESS
                                               PROPOSED       IS THERE                     AND EXPECTED
                                             INVESTMENT            ANY        ACTUAL        RETURN ARE
            PROJECTS UNDER COMMITMENT      IN THIS YEAR         CHANGE    INVESTMENT         SATISFIED

            Oil and natural gas
            exploration and production            2.373             No        2.373               Yes

            Shanghai Secco, BASF-YPC
            integration project and
            Yueyang coal gasification
            project                                0.54             No         0.54               Yes

            ERP construction of the
            Company's headquarters and
            subsidiaries                           0.36             No         0.36               Yes

            Total                                 3.273              -        3.273                 -


    6.12.2  Use of the proceeds from A share issue
            (less the expenses of the issue of A shares)

                                                      Monetary unit: RMB billion

            Total proceeds from share
            issue after deducting the
            issurance expenses                                          11.648

            Total amount of proceeds used in this year                   1.514

            Total amount of proceeds already used                        9.976



                                                             REPORTING PERIOD
                                                                                           WHETHER THE
                                                                                               PLANNED
                                          PROPOSED                                        PROGRESS AND
            PROJECTS UNDER              INVESTMENT       ANY          ACTUAL           EXPECTED RETURN
            COMMITMENT                IN THIS YEAR    CHANGE      INVESTMENT    YIELD    ARE SATISFIED
            Ningbo-Shanghai-Nanjing
            Crude Oil pipeline               0.814        No           0.814        -             Yes

            Southwest refined oil
            product pipeline
            project                            0.7        No             0.7        -            Note

            Total                            1.514         -           1.514        -               -

            Reason of failure to         Through optimization and adjustment for the Southwest
            satisfy the planned          refined oil product pipeline project, the State Council
            progress and expected        has approved the feasibility study report on 27 May
            return (Note)                2003. The total investment is RMB 3.54 billion. The
                                         pipeline is 1.691 km long and it is expected to be
                                         completed and put into operation in the beginning of 2005.

            Reason and procedure         No
            of change (by projects)


     6.12.3   Change of projects

              |_| Applicable   |X| Not applicable


     6.13     Projects not funded by proceeds from share issue

              |X|  Applicable           |_| Not applicable


                                       CAPITAL
                                 INVESTMENT IN
      PROJECT NAME                      PROJECT   PROJECT PROGRESS     PROFIT FROM PROJECT
                                 (RMB billion)

      Exploration and
      production segment:
      Exploration of Shengli            18.255    progressing          Realized the optimization of
      Oilfields and                               smoothly             reserves and growth of oil and
      construction of                                                  gas production, reinforced the
      Xinjiang Tahe facilities                                         foundation of its resources,
                                                                       and rationalized the possible,
                                                                       probable and proved reserves
      Refining segment:
      Expansion and                      8.915    with the             Refining capacity was
      development of refining                     investment, a        increased by 5.5 million tones
      and projection                              batch of upgrading   per year for the whole year
      improving product                           projects, which
      quality                                     aimed to improve
                                                  the product
                                                  quality, have been
                                                  built up and put
                                                  into production
                                                  in succession
      Marketing and
      distribution segment:
      Mainly on construction             6.126    progressing          Further optimized the
      of new pipeline for                         smoothly             marketing networks by building
      refined oil products                                             new petrol stations and
      and construction and                                             upgrading existing petrol
      renovation of petrol                                             stations. With the investment,
      stations                                                         the Company has secured its
                                                                       leading position in the
                                                                       principal market and raised
                                                                       brand awareness and further
                                                                       enhanced customer loyalty
      Chemicals segment:
      Redevelopment of Qilu              7.348    The Qilu ethylene    The ethylene production
      Ethylene Plant in rapid                     project upgrading    capacity has increased by
      progress and project on                     was being            70,000 tonnes/year, while
      redevelopment of                            undergoing and the   capacity of monomers polymers
      fertilizers already                         chemical             for synthetic fibers was
      commenced                                   fertilizer           increased by 770,000
                                                  upgrading projects   tonnes/year
                                                  has all been
                                                  started in an
                                                  all-round way

      Corporate and others
      segment:
      Mainly on the                      0.518    progressing          The efficiency of management
      development project of                      smoothly             was increased
      the Company's
      information system

      The joint venture                  4.172    progressing          -
      projects of BASF-YPC                        smoothly
      and SECCO

      Total                             45.324    -                    -



     6.14 Explanation of the board of directors about the accounting firm's "non-standard comments"

            |_| Applicable          |X| Not applicable

     6.15 Operating plan for the new fiscal year formulated by the board of directors

            |X| Applicable          |_| Not applicable


      Business Prospect

     6.15.1   Market Analysis

              Looking forward for year 2004, in terms of the domestic and international market, the Company will be confronted with both good opportunities and severe challenges.

              (1) Opportunities

                  The recovery of global economy is expected to accelerate. Both refining and chemicals business seem to be moving into cyclical upturn. China's economy also presents a significant opportunity for strategic development. It is predicted that China's GDP growth rate will be around 7% in 2004, which will drive consumption for petroleum and petrochemical products, and further provide a sound environment for the Company's business growth.

              (2) Challenges

                  Aside from the above opportunities, the Company is also faced with various challenges: (1) the international oil market is undergoing big fluctuations, and the crude oil price is likely to fall below the 2003 average, (2) a number of factors including the further opened domestic market to overseas competitiors, cancellation of import quota of state designated trading company for importing refined oil products, the increased import quota of non-state designated trading companies for importing refined oil products, as well as additional reduction of import duty of chemical products, will give rise to even fiercer competitions in the market.

     6.15.2   Production Operations

              Faced with the opportunities and challenges in 2004, the Company intends to adopt a flexible operating strategy and focus on the following areas:

              Exploration and Production Segment: The Company will adhere to the principle of "balanced reserves, production, investment and efficiency", set up a notion of "operations of oil reserves", make efforts to add supplemental resources, and reduce costs, as well as to enhance the recovery rate and commodity rate. Meanwhile, the Company will give priority to the exploration in the western areas to increase the production in those areas. In addition, the Company will make efforts to further tap the existing resources in the eastern matured areas and maintain the stable production of crude oil and natural gas so that the Company can keep balance between newly added reserve and production, and at the same time ensure a sustainable growth of its exploration and production business.

              In 2004, the Company plans to produce 38.60 million tonnes of crude oil, 5.8 billion cubic meters of natural gas, and newly build production capacity of crude oil would be 5.98 million tonnes per year and that of natural gas 1.534 billion cubic meters per year.

              Refining Segment: the Company intends to rationally arrange its crude oil throughput in line with market demands, optimize the allocation and transportation of crude oil resources, as well as adjust its product mix. For the year 2004, the Company plans to process 120.3 million tonnes of crude oil. The Company will continue to tap the market for the petroleum products other than gasoline, diesel and kerosene, and will endeavor to increase the production of high value-added products, such as LPG, propylene, high-grade road asphalt, and lubricating oil, to further increase the major techno-economic indicators with the target for light products yield at 74% and refining yield at 92.7%.

              Marketing and Distribution Segment: The Company will continue to strengthen its awareness and concept of "market, competitiveness and services" and proactively tap the market. Meanwhile, the Company will further adjust its marketing structure, increase its retail and direct distribution volume, and increase the retail market shares. The Company intends to continue to optimize the allocation of refined oil products, reduce costs and improve its efficiency. Based on the domestic and international market situation, the Company will rationalize domestic sales and export volume. In 2004, the Company plans to have a total domestic sales volume of refined oil products of 80 million tonnes, including a retail sales volume of 42 million tonnes, and a direct distribution volume of 16.5 million tonnes.

              Chemicals Segment: Efforts will be made to "ensure safe, stable, sustained and optimal production at a high utilization rate", and to increase the total production and sales volume. The Company will continue to monitor the market demands and make efforts in marketing promotion and customer service. In addition, the Company will speed up its reform of its marketing system to improve the competitiveness in the market. In the 2004, the Company plans to produce 3.56 million tonnes of ethylene, 5.4 million tonnes of synthetic resins, 520 thousand tonnes of synthetic rubbers, 1.28 million tonnes of synthetic fiber, and
              4.76 million tonnes of synthetic fiber monomers and polymers. The priority will be given to quality, varieties and cost control. As a result, the Company intends to further improve its competitiveness, and increase the production of performance compound resins and differential fibers.

              Scientific and Technological Development: The Company accelerated its development of core technology and proprietary technology. In light of the difficulties in maintaining stable production in those matured fields in the east of China and the breakthrough in those newly developed fields, the Company will focus on conducting in-depth research of concealed reserves of crude oil and natural gas and the formation mechanism of natural gas reserves, and intensifying its study of the general geology in the west and south of China, and to solve the engineering roadblocks in terms of the technology for development of oil reserves in carbonate rock cavity, and to improve the technology for enhancing the recovery rate in those matured fields. Besides, the Company has followed market demands closely, made efforts to increase the aggregate operating results of the Refining and Chemicals Segments, and endeavored to achieve such operating objectives as "improving the product quality and adjusting the product mix". Moreover, the Company pooled its resources and made efforts in developing a number of techniques for production of clean fuel, production increase of chemical feedstock, production of low-cost hydrogen, and the "Localization of packaged technology for large-scale ethylene unit", with an aim to develop its core technology, proprietary technology and popular products of its own. Meanwhile, the Company formed its own investment plan with reference to the actual needs of each of its business segments in terms of production and business operation, and made further efforts in promoting its scientific and technological research results.

              Continued efforts were made in the construction of information system with a focus on ERP, reinforce the building of information system in production level. Additionally, the Company urged its affiliated subsidiaries to apply the ERP system, and improve and optimize the functions of the ERP system as well, set up the information management system to work in conjunction with its established modern logistics system. The Company also intends to promote the application of the primary and secondary logistic optimization programs for refined oil products in a full range, and realize the full-process monitoring over and deployment optimization of Ningbo-Shanghai-Nanjing crude oil pipeline transportation and distribution management system, as well as initialize the construction of an information management system for the crude oil pipeline along the Yangtze River and southwest refined oil products pipeline at an appropriate time.

              Cost Saving: In 2004, the Company will resort to scientific and technological advancement, reinforce its management practices, and intensify its reform measures, enhance its operating efficiency. It plans to achieve a cost saving of RMB 2.5 billion, of which Exploration and Production Segment is going to achieve a cost saving by RMB 600 million, Refining Segment RMB 600 million, Chemicals Segment RMB 700 million, and Marketing and Distribution Segment RMB 600 million.

              Prudent Investment: The Company is going to assume the adjustment on investment structure as the starting point, motivate the streamlining on existing assets through adjusting newly added investments. In 2004, the Company is expected to budget its capital expenditure at RMB 50.2 billion, of which RMB19.9 billion for the Exploration and Production Segment, RMB11.8 billion for Refining Segment, RMB 9.5 billion for Chemicals Segment, RMB 8.0 billion for Marketing and Distribution Segment, and RMB 1 billion for ERP system construction and other sectors. The capital expenditure in 2004 will focus on the following areas:

              Exploration and Production Segment: While maintaining stable production and ensuring a balance between newly added reserves and production in eastern China, efforts are to be made to speed up the exploration in those new blocks in southern China and in western China, proactively adjust crude oil and natural gas resource structure to enhance reserves and production, further improve reserve series and reduce cost.

              Refining Segment: In accordance with the regional demand of refined oil products, the company will speed up the revamp of costal refineries such as Shanghai Petrochemical, Gaoqiao, Maoming and Guangzhou refinery. The Ningbo-Shanghai-Nanjing crude oil pipeline is to be put into operation to help the optimization of crude oil resources. Moreover, the Company will further develop its competitive advantage for integration of oil refining and chemical production facilities, further optimize product mix and increase chemical feedstock production.

              Chemicals Segment: The Company will speed up the adjustment on product mix and technological innovation for chemical business, focus on core business and increase total production. Emphasis will be drawn on the second-round upgrading projects for Qilu and Maoming ethylene facilities and the project of substituting oil by coal as raw materials in some chemical fertilizer enterprises.

              Marketing and Distribution Segment: the Company will complete the construction of southwest refined oil products pipeline, and further optimize the marketing and distribution network. Efforts are to be made to construct petrol stations along expressways and rivers and in rural areas, and to set up distribution networks in major cities, to consolidate the Companyi|s leading position in the market, and to improve the Company's profitability and market share.

              In addition, the two world-class ethylene joint ventures with BASF and BP is at critical construction phase. The Company will, according to schedule and scale of construction determined by the board of directors of the two joint ventures and the Sinopec Corp.'s percentage of shareholdings in the joint ventures, inject investment in a timely manner. The investment to be incurred shall be included in the Company's investment in associates and the Company's capital expenditure as appropriate.

              In this year, we are confident that under leadership of the Board of Directors and with the joint efforts made by our employees, the Company will further improve its competitiveness, and continue to post reasonably good operating results.

              Profit forecast for the new fiscal year

              [ ]  Applicable      |X| Not applicable

       6.16 Plan of the board of directors for profit appropriation or transfer of statutory surplus reserve to capital for this year

              According to the consolidated income statement prepared pursuant to the PRC Accounting Rules and Regulations and the consolidated income statement prepared pursuant to IFRS, the Company's audited net profit in 2003 was RMB 19.011 billion and RMB 21.593 billion respectively. In accordance with the provisions of the Sinopec Corp.'s Articles of Association, the appropriation of the profit after tax for the relevant fiscal year would be conducted on the basis of the net profit after tax as determined in accordance with the PRC Accounting Rules and Regulations or under IFRS, whichever is lower. After transferring 10% to the statutory surplus reserve and 10% to the statutory public welfare fund from Sinopec Corp.'s net profit, together with the undistributed profits brought forward from the preceding year, and deducting the final dividend for Year 2002 and the interim dividend for 2003 distributed in 2003, the amount of distributable profit of Sinopec Corp. carried forward to the fiscal year of 2004 would be RMB 19.732 billion. On the basis of the total number of 86,702,439,000 shares in issue at the end of 2003, according to the resolution approved at the seventh meeting of the second session of the Board of Directors of Sinopec Corp., the proposed cash dividends to be distributed in cash would be RMB 0.09 per share (including tax) and the total amount of cash dividends in 2003 amounted to RMB 7.803 billion. After deducting the cash dividends of RMB 0.03 per share distributed in the interim of 2003 (totaled RMB 2.601 billion), the final cash dividends for Year 2003, declared after the Balance Sheet date, would be RMB
              0.06 per share (totaled RMB 5.202 billion). No statutory surplus reserve would be transferred to capital this year. This preliminary plan for profit appropriation will be implemented subject to the consideration and approval at the Annual General Meeting of Shareholders for Year 2003 proposed to be convened on 18 May 2004 (Tuesday).

              The proposed final dividend will be distributed on or before 28 June 2004 (Monday) to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on 4 June 2004 (Friday). The register of members of Sinopec Corp.'s H shares will be closed from 31 May 2004 (Monday) to 4 June 2004 (Friday) (both dates are inclusive). In order to qualify for the year end dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer materials with Hong Kong Registrars Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 pm on Friday, 28 May 2004 for registration.

              Dividend will be denominated and declared in Renminbi. The dividend for holders of domestic shares will be paid in Renminbi and the dividend for holders of foreign shares will be paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars will be the mean of the exchange rates of Hong Kong dollars to Renminbi as announced by the People's Bank of China during the week prior to the date of declaration of dividend.


Section 7  .  SIGNIFICANT EVENTS

       7.1    Acquisition of assets

              [X]  Applicable            [ ]  Not applicable


                                                                           NET PROFIT
                                                                       CONTRIBUTED TO
                                                                            THE LISTED                CONNECTED
                                                                        COMPANY IN THE           TRANSACTION OR
                                                                       PERIOD FROM THE             NOT (IF YES,
                                                                               DATE OF              EXPLAIN THE
                 COUNTERPART OF                                         ACQUISITION TO             PRINCIPLE OF
            TRANSACTION AND THE            DATE OF      ACQUISITION    THE END OF THIS                    PRICE
                ASSETS ACQUIRED        ACQUISITION            PRICE             YEAR*            DETERMINATION)


            1.  Acquisition of        Dec. 31, 2003   RMB3.3 billion              Nil                      Yes
                Maoming ethylene                                                               Appraised price
                assets from
                Sinopec Group
                Company

            2.  Acquisition of        Dec. 31, 2003   RMB0.135 billion            Nil                      Yes
                the entire                            RMB0.221 billion                         Appraised price
                operating assets
                and liabilities
                of Tahe Oilfield
                and Petrochemical
                Plant ("Tahe
                Petrochemicals")
                and Xian
                Petrochemical
                Plant General
                ("Xian
                Petrochemicals"),
                both of which are
                wholly-owned by
                Sinopec Group
                Company

          * In accordance with PRC Accounting Rules and Regulations


     The above events do not have any material impact on the continuity of the Company's business or the stability of the management.

     7.2  Sales of assets

          |_| Applicable     |X| Not applicable


    7.3   Material guarantees

          |X| Applicable     |_| Not applicable

                                  DATE OF
                               OCCURRENCE                                                           WHETHER FOR
                                 (DATE OF    AMOUNT                                      WHETHER    A CONNECTED
                             EXECUTION OF    RMB                                       PERFORMED          PARTY
            BORROWER           AGREEMENT)   million        TYPE             TERM          OR NOT       (OR NOT)

            Shanghai Secco   Feb. 9, 2002     2,930   Joint and     Feb. 9, 2002            No           Yes
            Petrochemical                               several     - Dec. 20, 2021
            Co., Ltd.                                 liability

            Shanghai Secco   Feb. 9, 2002     4,062   Joint and     Feb. 9, 2002            No           Yes
            Petrochemical                               several     - Dec. 20, 2013
            Co., Ltd.                                 liability

            BASF-YPC         Mar. 7, 2003     4,680   Joint and     Mar. 7, 2003            No
            Co., Ltd                                  several       - Dec. 31, 2008
                                                      liability

            Yueyang          Dec. 10, 2003      377   Joint and     Dec. 10, 2003           No           Yes
            Sinopec Shell                               several     - Dec. 10, 2017
            Coal                                      liability
            Gasification
            Co., Ltd.

            Others                              358   Joint and                             No
                                                        several
                                                      liability

            Total amount of guarantee provided by the Sinopec Corp. for its controlling           RMB 173
            subsidiaries                                                                          million

            Total amount of guarantee provided by Sinopec Corp. not in compliance with            RMB 184
            the requirements of Zheng Jian Fa [2003] No. 56                                       million

            Total amount of guarantee as a percentage of the Company's net assets                      8%

            Total amount of guarantee provided                                                   RMB5,241
                                                                                                  million

            Total amount of guarantee outstanding                                               RMB12,407
                                                                                                  million

            Of which: total outstanding amount of guarantee provided to connected               RMB12,407
            parties                                                                               million


            Note:     These guarantees were granted to a subsidiary and an associate of Sinopec
                      Corp. Pursuant to "Notice on Certain Issues Relating to Regulating Funds
                      Transfers between a Listed Company and Connected Parties and the External
                      Guarantees of the Listed Company" Zheng Jian Fa (2003) No.56 promulgated by the China Securities Regulatory Commission and the State-owned Assets
                      Supervision and Administration Commission of the State Council, as the total liabilities to total assets ratios of this subsidiary and associate were over
                      70%, the provision of these guarantees is subject to restrictions.


          Material Items of Guarantee under Performance

          At the fourteenth meeting of the first session of the Board of Directors of Sinopec Corp., the Board approved Sinopec Corp. to provide guarantee with conditions in both domestic and foreign currency for Shanghai Secco's project loan, and the amount of guarantee was equal to RMB 6.992 billion. For relevant details, please see Sinopec Corp.'s 2001 annual results announcement published in China Securities, Shanghai Securities and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 2 April 2002.

          At the twenty-second meeting of the first session of the Board of Directors of Sinopec Corp., the Board approved the proposal concerning Sinopec Corp.'s provision of equity pledge for the BASF-YPC project loan on the condition that BASF should provide equity pledge on the same terms. The Board also approved the proposal concerning Sinopec Corp.'s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd., of an amount of RMB 377 million.

          On 7 March 2003, Sinopec Corp. signed a "Guarantee Agreement for Completion of Construction" with domestic and foreign banks, whereby it guaranteed 40% of a domestic and foreign currencies denominated loan equivalent to around RMB 11.7 billion provided by such banks to BASF-YPC Co., Ltd. for completion of construction.


     7.4  Connected obligatory rights and debts

          |X| Applicable   |_| Not applicable

                                                                                       Unit: RMB million


                                                FUNDS PROVIDED TO            FUND PROVIDED TO THE COMPANY
            CONNECTED PARTY                      CONNECTED PARTY                BY CONNECTED PARTY
                                         OCCURRENCE AMOUNT     BALANCE      OCCURRENCE AMOUNT    BALANCE
            Sinopec Group Company and             (2,236)       8,894              4,889          14,515
            its subsidiaries
            Total                                 (2,236)       8,894              4,889          14,515


     7.5  Trust financial management

          [ ]  Applicable   |X| Not applicable


     7.6  Performance of commitments

          |X| Applicable   [ ] Not applicable

          (1) As at the end of the reporting period, the undertakings made by Sinopec Corp. included:

               (a) Carrying out the reorganization of its three subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and Sinopec International Company Limited, in accordance with the PRC Company Law within a specific period of time;

               (b) Changing the logo at the petrol stations within a specific period of time;

               (c) Setting up separate office buildings between Sinopec Group Company and Sinopec Corp. within a specific period of time; and

               (d) Complying with the relevant applicable provisions and rules of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") regarding the waiver of connected transactions.

          (2) As at the end of the reporting period, the major undertakings given by Sinopec Group Company included:

               (a) Complying with the agreements concerning connected transactions;

               (b) Resolving the issues arising from the land use right certificates and building ownership certificates within a specific period of time;

               (c) Implementing the Reorganization Agreement (as referred to in the prospectus for the issue of H Shares);

               (d)   Granting licenses for intellectual property;

               (e)   Avoiding competition within the industry; and

               (f) Resolving the business competition and conflict of interests with Sinopec Corp.

          (3) As at the end of the reporting period, China Development Bank and China Cinda Asset Management Corporation gave the material undertakings that they would not sell or transfer the shares of Sinopec Corp. held by them within a specific period of time.

               Details of the above undertakings were included in the preliminary prospectus published by Sinopec Corp. in the China Securities News, Shanghai Securities News and Securities Times on 22 June 2001.

               In this reporting period, Sinopec Corp. did not breach and was not aware itself or any of the principal shareholders above having breached the undertakings.

     7.7  Litigation and arbitration of significant importance

          [_] Applicable   |X| Not applicable


     7.8  Independent directors' performance of their duties

          During the reporting period, the independent directors performed their duties seriously in strict compliance with the requirements of the relevant laws, regulations and the Articles of Association, and participated in major decision making with good faith, diligence and responsibility. Furthermore, they have actively attended the meetings of the Board of Directors and acted as members of the Board of Directors' professional committees, and also acted as member of the Audit Committee and the Remuneration & Evaluation Committee respectively. The independent directors put forth many constructive comments and advice on the Company's development strategy, corporate governance, internal reform and business operations. They have also independently examined material connected transactions, including the leasing of petrol stations from the parent company, the leasing of additional land use rights from the parent company, ongoing connected transactions, acquisitions of Maoming Ethylene, Xi'an Petrochemicals and Tahe Petrochemicals, etc. from the parent company, and provided their independent comments. Moreover, with respect to the appointment or dismissal of directors and the employment of senior management officers as well as guarantees, etc., the independent directors have put forth independent comments, thus safeguarding the interests of the Company and all its shareholders.

     7.9 Analysis and explanation for other significant events, their impacts and solutions

     7.9.1  Issuance of corporate bonds

     At the third meeting of the second session of the Board of Directors of Sinopec Corp. held on 22 August 2003, the Board considered and approved "the Proposal Concerning the Issuance of Domestic Corporate Bonds Amounting to RMB 3.5 billion". This proposal was approved at Sinopec Corp.'s second Extraordinary General Meeting of Shareholders for Year 2003 held on 15 October 2003. On 16 January 2004, Sinopec Corp. obtained the approval from the National Development and Reform Commission ("NDRC") to issue 10-year domestic corporate bonds of RMB 3.5 billion. On 23 February 2004, the sixth meeting of Sinopec Corp.'s second session of the Board of Directors and the NDRC determined the coupon rate at of the corporate bonds to be 4.61%. As of the date of 8 March 2003, the corporate bonds of Sinopec Corp. have been issued successfully. For relevant details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in China, and South China Morning Post and Hong Kong Economic Times in Hong Kong, respectively on 25 August 2003, 15 October 2003, 30 January 2004, 9 February 2004, and 24 February 2004.

     7.9.2  Joint development of natural gas project in east china sea

     On 19 August 2003, Sinopec Corp., CNOOC, Shell and Unocal entered into an agreement regarding the joint exploration, development and sales of the natural gas, petroleum and condensed oil resources in East China Sea region. The above agreement included 5 contracts, the subject areas of which are all located at the Xihu Trough in East China Sea, including 3 contracted exploration areas and 2 contracted development areas, covering a total area of approximately 22,000 square kilometers. Sinopec Corp. and CNOOC will each share 30% of the total rights and interests of this project, while Shell and Unocal will each have 20% of the total rights and interests. CNOOC will serve as the operator in the above 5 contracted areas. Under this framework, Sinopec Corp. will lead the Natural Gas Marketing Department in East China Sea and be jointly responsible for the sales of natural gas produced in this project. This marks the official commencement of the Natural Gas Co-operative Development Project in Xihu Trough of East China Sea.

     The above 5 contracted areas represent a large acreage, and bear numerous discoveries and yet are relatively under-explored with considerable potential. Chunxiao Project is the first one under the five contracts which has been invested in and developed, and is expected to be put into production in mid-2005 and to supply natural gas to users in eastern China.

     7.9.3  Evaluation and incentive mechanism of senior management

     Sinopec Corp. has established and continuously improved a fair and transparent performance evaluation standard and an incentive and constraint mechanism for the directors, supervisors and other senior management officers. It has implemented such incentive policies as a the Performance Evaluation and Salary Incentive Plan for the Senior Management of Sinopec Corp.", "the Plan of Stock Appreciation Rights for the Senior Management of Sinopec Corp". and "the Measures on the First Granting of Stock Appreciation Rights to the Senior Management of Sinopec Corp"., all of which were approved by the Fourth Extraordinary General Meeting of Shareholders held on 7 September 2000. In 2003, Sinopec Corp. implemented the incentive policies such as "the Implementing Measures of Salary for Senior Management of Sinopec Corp. (Tentative)"

     During the period of this report, the reserves for the stock appreciation rights to be granted at the first time have already been prepared according to "the Measures on the First Granting of Stock Appreciation Rights for the Senior Management of Sinopec Corp.".

     7.9.4  Employees reduction

     Sinopec Corp. plans to reduce the number of employees by 100,000 persons by means of retirement, voluntary resignation and/ or redundancy within the period of 5 years from 2001 to 2005, so as to enhance its efficiency and operating profit. As of the end of 2003, the net aggregate reduction in the past 3 years amounted to 108,000 persons. In 2003, the Company has recorded employees reduction expenses of RMB 1.014 billion for about 21,000 employees who voluntarily resigned.


Section 8.   REPORT OF THE SUPERVISORY COMMITTEE

During this reporting period, all members of the Supervisory Committee, observing the principle of good faith, duly fulfilled their supervising duties to safeguard the rights of Sinopec Corp.'s shareholders and the interest of the Company in accordance with the Company Law of the People's Republic of China and the Articles of Association of Sinopec Corp.

During this reporting period, the Supervisory Committee held five meetings. At the twelfth meeting of the first session of the Supervisory Committee held on 20 January 2003 by way of written resolutions, the Committee reviewed and approved the "Amended Rules of Procedures for the Supervisory Committee of Sinopec Corp.", and agreed to submit the above rules to the first Extraordinary General Meeting of Year 2003 for approval. At the thirteenth meeting of the first session of the Supervisory Committee held on 22 January 2003, the Committee reviewed and approved the "Working Report of the First Session of the Supervisory Committee of Sinopec Corp.", and agreed to report to the first Extraordinary General Meeting for the Year 2003; and issued the notification of the investigation report for four significant investment projects and the review meeting of the Supervisory Committee of Sinopec Corp.. At the fourteenth meeting of the first session of the Supervisory Committee held on 28 March 2003, the Committee heard the "Report on the Operating Business and Financial Position of Sinopec Corp. for the Year 2002" prepared by the Finance Department and the explanation about KPMG's audit report, examined and approved the "Annual Financial Statements of Sinopec Corp. for the Year 2002", the "Annual Report of Sinopec Corp. for the Year 2002" and the "Annual Report of the Supervisory Committee for the Year 2002", and passed the relevant resolutions. At the first meeting of the second session of the Supervisory Committee held on 22 April 2003, the Committee elected its new chairman and passed the resolution. At the second meeting of the second session of the Supervisory Committee held on 22 August 2003, the Committee heard the "Report on the Operating Business and Financial Positions of Sinopec Corp. in the first half of 2003" prepared by the Finance Department and the explanation about KPMG's audit report, examined and approved the "Interim Report of Sinopec Corp. for the Year 2003", the "Proposal for Issuance of Corporate Bond of Sinopec Corp." and the "Proposal for Lease of Additional Land Use Rights from Sinopec Group Company", and passed the relevant resolutions.

In 2003, through reviewing the Company's financial reports and carrying out investigation and examination, the Supervisory Committee effectively supervised the Company's financial positions and the senior executives' performance of their duties. In the opinion of the Supervisory Committee, Sinopec Corp. abided by the operation principles of standardization, precision and integrity and carried out operations according to law. The Company overcame many unfavorable factors affecting its production and management such as the sharp fluctuation of oil price in international market and outbreak of SARS, implemented the operating strategy of "expanding resources and market, reducing cost and disciplining investment" and reached the goals of both business operation and economic benefit, so the Company's economic benefits increased significantly and its actual strength was further enhanced.

Firstly, the financial statement for Year 2003 has been prepared respectively in accordance with the PRC Accounting Rules and Regulations and the IFRS. The principle of consistency has been followed in financial reporting, and the reported data truly and fairly reflect Sinopec Corp.'s financial positions and operating performance. The income from principal operations and net profits in accordance with the PRC Accounting Rules and Regulations were RMB 417.191 billion and RMB 19.011 billion respectively. The operating incomes and profit attributable to shareholders in accordance with the IFRS were RMB 443.136 billion and RMB 21.593 billion respectively.

Secondly, the Company utilized the funds from previous years' financing activities of RMB 4.787 billion in conformity with its undertakings for projects. As of 31 December 2003, there were no balanced proceeds from the H Shares' issuance while a balance of RMB 1.672 billion from the proceeds of A Shares issuance remained unused.

Thirdly, the Company's asset reorganization and capital operation were in conformity with the relevant regulations and were effective. During the reporting period, the Company reorganised and set up an Acrylic Fiber Sales Division; the Company purchased Maoming Ethylene, Xi'an Petrochemicals and Tahe Petrochemicals from Sinopec Group at reasonable prices, and there were no problems that were detrimental to the shareholders' interests and led to Sinopec Corp.'s loss of assets. By taking such measure as asset reorganization, Sinopec Corp. speeded up its structural adjustment, strengthened and expanded its principal business and enhanced its market competitiveness, thus achieving its strategic goal of sustainable growth.

Fourthly, the Company's standardized internal control rules was established. In this year, the Company enhanced its fundamental management tasks, formulated and issued "Internal Control Manual", whereby it established a unified internal control principle, business flow control system and guidelines of restrictions on internal authorization ranging from investment, production, operation, finance and supervisory inspection, etc. These have enhanced the unification of each control system of the Company and further facilitated the standardization of management for the benefit of the Company's healthy development.

Fifthly, the operation of connected transactions was in conformity with the relevant regulations. All connected transactions between the Company and Sinopec Group were in conformity with the relevant regulations of the Stock Exchange of Hong Kong and the Shanghai Stock Exchange. The connected transaction were reasonable and fair in price and abided by the principle of "fair, justified and open", and no problems which were detrimental to the non-connected shareholders and the Company's benefits were discovered.

Sixthly, the Board of Directors assumed carefully the rights and obligations stipulated by the Company Law of People's Republic of China and the Articles of Association of Sinopec Corp., and comprehensively carried out the resolutions passed at the General Meetings of Shareholders. The policy-making on significant issues, such as the Company's production and business objectives, sustainable development measures, legitimate and standardized operation, etc, were performed in conformity with lawful procedures and in a timely manner. The Directors, President and the other senior management of Sinopec Corp. adhered to the principles of diligence, integrity and good faith in carrying out business operations with an aim to maximize the interests of the Company. There was no infringement of the relevant laws, regulations and Articles of Association and no harm to the shareholders' interests was caused by the above personnel during the discharge of their duties during the reporting period.

In the year ahead, the Supervisory Committee will further carry out investigation and examination with the focus on improvement and implementation of internal control rules, execution of the fixed asset investment plan, asset acquisition or swap, the flow of connected transactions and the execution of financial budget. The Supervisory Committee will further strengthen its supervision and investigation of the Company's financial conditions and, based on the principle of aggressing in an honest and bona fides manner, will perform its supervisory functions thoroughly to promote the growth of the Company's profit in 2004 and safeguard the shareholders' interests.


Section 9.  FINANCIAL STATEMENTS

       9.1  Auditors' opinion

            Financial Statements    [ ] Unaudited              |X| Audited
            Auditor's opinion       |X| Standard unqualified   [ ] Not standard
                                         opinion                   opinion

       9.2 The Group's and the Company's balance sheets and income statements with comparatives, and cash flow statements for the year

      9.2.1 Financial statements prepared in accordance with the PRC Accounting Rules and Regulations

            (1)   Balance Sheet

                                                         AT 31 DECEMBER 2003       AT 31 DECEMBER 2002
                                                            THE          THE          THE          THE
                                                          GROUP      COMPANY        GROUP      COMPANY
                                                            RMB          RMB          RMB          RMB
                                                       millions     millions     millions     millions
                  CURRENT ASSETS:
                  Cash at bank and in hand               17,405        6,581       18,712        8,428
                  Bills receivable                        5,953        1,282        4,684        1,478
                  Trade accounts receivable               9,284        7,080       10,670        9,885
                  Other receivables                      15,457       24,861       16,817       23,661
                  Advance payments                        3,904        2,990        3,193        2,189
                  Inventories                            44,915       22,793       44,932       24,907
                  Total current assets                   96,918       65,587       99,008       70,548

                  LONG-TERM EQUITY INVESTMENT:
                  (Including the Group's and the
                  Company's equity investment
                  differences of RMB 400 million
                  and RMB 395 million
                  respectively (2002: RMB 532
                  million and 537 million))              11,150       98,334       11,025       91,501

                  FIXED ASSETS:
                  Fixed assets, at cost                 461,128      223,015      431,391      201,705
                  Less: Accumulated depreciation        213,804       94,138      199,602       84,891
                                                        247,324      128,877      231,789      116,814
                  Less: Provision for impairment
                  loss of fixed assets                    1,331          764          391          391
                  Net book value of fixed assets        245,993      128,113      231,398      116,423
                  Construction materials                  1,226          263        1,403          283
                  Construction in progress               28,513       19,858       21,122       15,394
                  Total fixed assets                    275,732      148,234      253,923      132,100

                  INTANGIBLE ASSETS AND
                  OTHER ASSETS:
                  Intangible assets                       4,564        3,712        4,062        3,659
                  Long term deferred expense                 97            -            -            -
                  Total intangible assets and
                  other assets                            4,661        3,712        4,062        3,659

                  DEFERRED TAXATION:
                  Deferred tax assets                     1,752        1,510          357          108

                  Total assets                          390,213      317,377      368,375      297,916
                  Current liabilities:
                  Short-term loans                       20,904        9,787       26,979       14,828
                  Bills payable                          23,958       18,006       30,139       23,055
                  Trade accounts payable                 22,704       18,117       19,212       18,310
                  Receipts in advance                     5,908        4,077        3,767        2,008
                  Wages payable                           1,850          643        1,447          443
                  Staff welfare payable                   1,230          583        1,024          450
                  Taxes payable                           6,986        2,975        3,380        1,094
                  Other payables                          1,237          380        1,054          302
                  Other creditors                        27,537       26,102       19,787       17,134
                  Accrued expenses                          303          133          561          221
                  Current portion of long-term
                  liabilities                             8,175        4,428        8,573        5,996
                  Total current liabilities             120,792       85,231      115,923       83,841

                  LONG-TERM LIABILITIES:
                  Long-term loans                        79,221       68,723       73,708       61,890
                  Debentures payable                          -            -        1,500            -
                  Other long-term payables                  888          461          944          411
                  Total long-term liabilities            80,109       69,184       76,152       62,301

                  DEFERRED TAXATION:
                  Deferred tax liabilities                  289           16          474           57


                  TOTAL LIABILITIES                     201,190      154,431      192,549      146,199

                  MINORITY INTERESTS                     26,077            -       24,109            -

                  SHAREHOLDERS' FUNDS:
                  Share capital                          86,702       86,702       86,702       86,702
                  Capital reserve                        36,852       36,852       36,588       36,588
                  Surplus reserves
                  (Including statutory public
                  welfare fund of RMB 6,330
                  million (2002:
                  RMB 4,429 million))                    19,660       19,660       15,858       15,858
                  Unrecognised investment losses           (243)           -            -            -
                  Undistributed profit
                  (Including dividend declared
                  after the balance sheet date in
                  respect of the year 2003 of RMB
                  5,202 million (2002:
                  RMB 5,202 million))                    19,975       19,732       12,569       12,569
                  TOTAL SHAREHOLDERS' FUNDS             162,946      162,946      151,717      151,717


                  TOTAL LIABILITIES AND
                  SHAREHOLDERS' FUNDS                   390,213      317,377      368,375      297,916


      (2)         Income statement and profit appropriation statement


                                                  FOR THE YEAR ENDED 31           FOR THE YEAR ENDED 31
                                                      DECEMBER 2003                   DECEMBER 2002
                                                       THE            THE              THE            THE
                                                     GROUP        COMPANY            GROUP        COMPANY
                                              RMB millions   RMB millions     RMB millions   RMB millions
            INCOME FROM PRINCIPAL
            OPERATIONS                             417,191        275,426          324,184        215,862
            Less: Cost of sales                    323,104        228,387          251,182        177,346
                    Sales taxes and
                    surcharges                      13,371          8,413           11,852          7,381
            PROFIT FROM PRINCIPAL
            OPERATIONS                              80,716         38,626           61,150         31,135
            Add: Profit from other
                   operations                          856            146              889            120
            Less: Selling expenses                  14,582          9,591           13,279          8,940
                   Administrative expenses          21,219         14,038           17,253         10,540
                   Financial expenses                4,129          2,337            4,327          2,793
                   Exploration expenses,
                   including dry holes               6,133          4,483            4,363          2,965
            OPERATING PROFIT                        35,509          8,323           22,817          6,017
            Add: Investment income                     548         22,844              505         15,580
                   Non-operating income                292            104              333            169
            Less: Non-operating expenses             6,334          3,599            1,643          1,142
            PROFIT BEFORE TAXATION                  30,015         27,672           22,012         20,624
            Less: Taxation                           9,361          8,904            6,809          6,503
                   Minority interests                1,886              -            1,082              -
            Add: Unrecognised investment
                   losses                              243              -                -              -
            NET PROFIT                              19,011         18,768           14,121         14,121
            Add:   Undistributed profits
                   at the beginning of year         12,569         12,569           16,942         16,942
            DISTRIBUTABLE PROFITS                   31,580         31,337           31,063         31,063
            Less:  Transfer to statutory
                   surplus reserve                   1,901          1,901            1,412          1,412
                   Transfer to statutory
                   public welfare fund               1,901          1,901            1,412          1,412
                   Transfer to
                   discretionary surplus
                   reserve                               -              -            7,000          7,000

            DISTRIBUTABLE PROFITS TO
            SHAREHOLDERS                            27,778         27,535           21,239         21,239
            Less:  Ordinary shares' final
                   dividend                          5,202          5,202            6,936          6,936
                   Ordinary shares'
                   interim dividend                  2,601          2,601            1,734          1,734
            UNDISTRIBUTED PROFIT
            (Including dividend declared
            after the balance sheet date
            in respect of the year 2003 of
            RMB 5,202 million (2002: RMB
            5,202 million))                         19,975         19,732           12,569         12,569


     (3)    Cash Flow Statement

                                                                              FOR THE YEAR ENDED
                                                                               31 DECEMBER 2003
                                                                           THE GROUP       THE COMPANY
                                                           Note         RMB millions      RMB millions

            CASH FLOWS FROM OPERATING ACTIVITIES
            Cash received from sale of goods and
            rendering of services                                            505,489           335,409
            Rentals received                                                     370               207
            Other cash received relating to operating
            activities                                                         2,925             1,789
            SUB-TOTAL OF CASH INFLOWS                                        508,784           337,405

            Cash paid for goods and services                                (371,086)         (258,814)
            Cash paid for operating leases                                    (4,224)           (2,785)
            Cash paid to and on behalf of employees                          (15,964)           (7,595)
            Value added tax paid                                             (19,429)          (11,678)
            Income tax paid                                                   (9,486)           (2,009)
            Taxes paid other than value added tax and
            income tax                                                       (12,904)           (8,047)

            Repayments of borrowings on behalf of a
            subsidiary                                                             -             (962)
            Other cash paid relating to operating
            activities                                                       (11,243)          (18,582)
            SUB-TOTAL OF CASH OUTFLOWS                                      (444,336)         (310,472)


            Net cash flow from operating activities         (a)               64,448            26,933

            CASH FLOWS FROM INVESTING ACTIVITIES
            Cash received from sales of investments                              107               111
            Dividend received                                                    442             9,067
            Net cash received from sales of fixed
            assets and  intangible assets                                        380               184
            Maturity of time deposits with financial
            institutions                                                       1,700               434
            Other cash received relating to investing
            activities                                                           300               125
            SUB-TOTAL OF CASH INFLOWS                                          2,929             9,921

            Cash paid for acquisition of fixed assets
            and intangible assets                                            (43,966)          (25,151)
            Cash paid for acquisition of fixed assets
            and intangible assets of jointly controlled
            entities                                                          (4,107)                 -
            Cash paid for purchases of investments                            (1,545)           (1,121)
            Increase in time deposits with financial
            institutions                                                      (2,871)             (449)
            SUB-TOTAL OF CASH OUTFLOWS                                       (52,489)          (26,721)


            NET CASH FLOW FROM INVESTING ACTIVITIES                          (49,560)          (16,800)

            CASH FLOWS FROM FINANCING ACTIVITIES
            Proceeds from contribution from minority
            interests                                                            580                 -
            Proceeds from borrowings                                         228,654           142,118
            Proceeds from borrowings of jointly
            controlled entities                                                1,450                 -
            SUB-TOTAL OF CASH INFLOWS                                        230,684           142,118

            Repayments of borrowings                                        (235,175)         (143,893)
            Cash paid for dividends, distribution of
            profit or interest                                               (12,520)          (10,220)
            Dividend paid to minority shareholders by
            subsidiaries                                                        (360)                -
            SUB-TOTAL OF CASH OUTFLOWS                                      (248,055)         (154,113)

            NET CASH FLOW FROM FINANCING ACTIVITIES                          (17,371)          (11,995)

            EFFECT OF FOREIGN EXCHANGE RATE                                        5                 -


            NET DECREASE IN CASH AND CASH EQUIVALENTS       (c)               (2,478)           (1,862)


            NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT



                                                                            FOR THE YEAR ENDED
                                                                              31 DECEMBER 2003
                                                                         THE GROUP         THE COMPANY
                                                                      RMB millions        RMB millions

            (a)   RECONCILIATION OF NET PROFIT TO CASH
                  FLOWS FROM OPERATING ACTIVITIES
                  Net profit                                                19,011              18,768
                  Add:     Allowance for doubtful accounts                   1,902               1,956
                           Provision for/(written back of)
                           diminution in value of inventories                  114                  30
                           Depreciation of fixed assets                     27,151              11,734
                           Amortisation of intangible assets                   520                 442
                           Impairment loss on fixed assets                     940                 373
                           Impairment loss on long term
                           investments                                         115                  21
                           Net loss on disposal of fixed
                           assets and intangible assets                      3,291               1,866
                           Financial expenses                                4,129               2,337
                           Dry hole costs                                    2,789               1,780
                           Investment income                                  (515)            (15,211)
                           Deferred tax                                     (1,580)             (1,443)
                           Decrease in inventories                             676               2,700
                           Increase in operating receivables                  (866)               (862)
                           Increase in operating payables                    4,885               2,442
                           Minority interests                                1,886                   -
                  NET CASH INFLOW FROM OPERATING ACTIVITIES                 64,448              26,933

            (b)   FINANCING ACTIVITIES NOT REQUIRING THE
                  USE OF CASH OR CASH EQUIVALENTS
                  Current portion of convertible bond                        1,500                   -

            (c)   NET DECREASE IN CASH AND CASH EQUIVALENTS
                  Cash and cash equivalents at the end of the year          15,221               6,345
                  Less: Cash and cash equivalents at the
                  beginning of the year                                     17,699               8,207
                  NET DECREASE IN CASH AND CASH EQUIVALENTS                 (2,478)             (1,862)


     9.2.2 Financial statements prepared in accordance with International Financial Reporting Standards

             CONSOLIDATED INCOME STATEMENTS

                                                                         FOR THE YEAR     FOR THE YEAR
                                                                             ENDED 31         ENDED 31
                                                                             DECEMBER         DECEMBER
                                                                                 2003             2002
                                                                         RMB millions     RMB millions

            TURNOVER AND OTHER OPERATING REVENUES
            Turnover                                                          424,318          329,116
            Other operating revenues                                           18,818           16,029
                                                                              443,136          345,145

            OPERATING EXPENSES
            Purchased crude oil, products and operating supplies
            and expenses                                                    (312,488)        (237,581)
            Selling, general and administrative expenses                     (25,940)         (21,461)
            Depreciation, depletion and amortisation                         (26,735)         (25,286)
            Exploration expenses, including dry holes                         (6,133)          (4,363)
            Personnel expenses                                               (16,182)         (14,417)
            Employee reduction expenses                                       (1,014)            (244)
            Taxes other than income tax                                      (13,491)         (11,956)
            Other operating expenses, net                                     (3,886)          (1,158)
            Total operating expenses                                        (405,869)        (316,466)

            OPERATING PROFIT                                                   37,267           28,679

            FINANCE COSTS
            Interest expense                                                  (3,728)          (4,176)
            Interest income                                                       308              345
            Foreign exchange losses                                             (413)            (384)
            Foreign exchange gains                                                 30               60
            NET FINANCE COSTS                                                 (3,803)          (4,155)
            Gain from issuance of shares by a subsidiary                          136                -
            Investment income                                                      75              229
            Share of profits less losses from associates                          406              332
            Profit from ordinary activities before taxation                    34,081           25,085
            Taxation                                                         (10,545)          (7,650)
            PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION                     23,536           17,435
            Minority interests                                                (1,943)          (1,120)
            PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                21,593           16,315
            BASIC EARNINGS PER SHARE (RMB)                                       0.25             0.19
            DIVIDENDS ATTRIBUTABLE TO THE YEAR:
            Interim dividend declared during the year                           2,601            1,734
            Final dividend proposed after the balance sheet date                5,202            5,202

                                                                                7,803            6,936


            BALANCE SHEET

                                                     AT 31 DECEMBER 2003         AT 31 DECEMBER 2002
                                                        THE           THE            THE           THE
                                                      GROUP       COMPANY          GROUP       COMPANY
                                               RMB millions  RMB millions    RMB millions  RMB millions
            NON-CURRENT ASSETS
            Property, plant and equipment           256,748       131,043       249,589       129,009
            Construction in progress                 28,973        20,272        21,692        15,869
            Interest in subsidiaries                      -        96,308             -        90,566
            Investments                               2,582           478         2,697           561
            Interests in associates                   8,081         5,946         8,049         5,434
            Interests in jointly controlled
            entities                                      -         1,043             -           375
            Deferred tax assets                       2,144         1,526           732           108
            Lease prepayments                           810             -           829             -
            Other assets                              2,152         1,321         1,773         1,378
            TOTAL NON-CURRENT ASSETS                301,490       257,937       285,361       243,300

            CURRENT ASSETS
            Cash and cash equivalents                15,221         6,345        18,161         8,478
            Time deposits with financial
            institutions                              2,184           236         1,013           221
            Trade accounts receivable                 9,284         7,080        10,800         9,968
            Bills receivable                          5,953         1,282         5,053         1,922
            Inventories                              46,112        23,056        47,074        25,768
            Prepaid expenses and other
            current assets                           20,574        29,108        21,881        26,715
            TOTAL CURRENT ASSETS                     99,328        67,107       103,982        73,072

            CURRENT LIABILITIES
            Short-term debts                         25,158        11,894        31,909        19,003
            Loans from Sinopec Group Company
            and fellow subsidiaries                   3,921         2,321         3,674         2,452
            Trade accounts payable                   22,704        18,117        19,477        18,488
            Bills payable                            23,958        18,006        30,239        23,070
            Accured expenses and other
            payables                                 42,187        33,895        31,361        22,564
            Income tax payable                        4,077         2,012         2,780         1,311
            TOTAL CURRENT LIABILITIES               122,005        86,245       119,440        86,888


            NET CURRENT LIABILITIES                (22,677)      (19,138)      (15,458)      (13,816)

            TOTAL ASSETS LESS CURRENT
            LIABILITIES                             278,813       238,799       269,903       229,484

            NON-CURRENT LIABILITIES
            Long-term debts                          41,450        31,037        39,479        26,248
            Loans from Sinopec Group Company
            and fellow subsidiaries                  37,771        37,686        37,703        37,616
            Deferred tax liabilities                  4,599         1,425         3,599         1,042
            Other liabilities                         1,228           752         1,290           755
            TOTAL NON-CURRENT LIABILITIES            85,048        70.900        82,071        65,661

            MINORITY INTERESTS                       25,866             -        24,009             -

            NET ASSETS                              167,899       167,899       163,823       163,823
            SHAREHOLDERS' FUNDS
            Share capital                            86,702        86,702        86,702        86,702
            Reserves                                 81,197        81,197        77,121        77,121
            TOTAL SHAREHOLDERS' FUNDS               167,899       167,899       163,823       163,823



            CONSOLIDATED CASH FLOW STATEMENT

                                                                                    FOR THE YEAR ENDED
                                                                                      31 DECEMBER 2003
                                                                        Note              RMB millions

            CASH FLOWS FROM OPERATING ACTIVITIES                        (a)                     60,630

            CASH FLOW FROM INVESTING ACTIVITIES
            Capital expenditure                                                                (44,057)
            Capital expenditure of jointly controlled entities                                  (4,107)
            Purchase of investments and investments in associates                               (1,511)
            Proceeds from disposal of investments and investments
            in associates                                                                          123
            Proceeds from disposal of property, plant and equipment                                380
            Increase in time deposits with financial institutions                               (2,871)
            Maturity of time deposits with financial institutions                                1,700
            NET CASH USED IN INVESTING ACTIVITIES                                              (50,343)

            CASH FLOW FROM FINANCING ACTIVITIES
            Proceeds from bank and other loans                                                 230,262
            Proceeds from bank and other loans of jointly
            controlled entities                                                                  1,450
            Repayments of bank and other loans                                                (237,361)
            Distributions to minority interests                                                   (360)
            Contributions from minority interests                                                  580
            Dividend paid                                                                       (7,803)
            NET CASH USED IN FINANCING ACTIVITIES                                              (13,232)

            NET DECREASE IN CASH AND CASH EQUIVALENTS                                           (2,945)
            EFFECT OF FOREIGN EXCHANGE RATE                                                          5
            CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      18,161
            CASH AND CASH EQUIVALENTS AT END OF YEAR                                            15,221


                                                                                  FOR THE YEAR ENDED 31
                                                                                          DECEMBER 2003
                                                                                           RMB millions
            (a)   RECONCILIATION OF PROFIT FROM ORDINARY ACTIVITIES BEFORE
                  TAXATION TO CASH FLOWS FROM OPERATING ACTIVITIES
                  Profit from ordinary activities before taxation                               34,081
                  Adjustments for:
                  Depreciation, depletion and amortisation                                      26,735
                  Dry hole costs                                                                 2,789
                  Share of profits less losses from associates                                    (406)
                  Investment income                                                                (75)
                  Interest income                                                                 (308)
                  Interest expense                                                               3,728
                  Gain from issuance of shares by a subsidiary                                   (136)
                  Unrealised foreign exchange loss                                                 289
                  Loss on disposal of property, plant and equipment, net                         2,221
                  Impairment losses on long-lived assets                                           877
                  Decrease in trade accounts receivable                                          1,449
                  Increase in bills receivable                                                  (1,019)
                  Decrease in inventories                                                          712
                  Decrease in prepaid expenses and other current assets                          1,129
                  Decrease in lease prepayments                                                     19
                  Increase in other assets                                                        (823)
                  Increase in trade accounts payable                                             3,329
                  Decrease in bills payable                                                     (6,251)
                  Increase in accrued expenses and other payables                                5,965
                  Decrease in other liabilities                                                    (13)
                  CASH GENERATED FROM OPERATIONS                                                74,292
                  Interest received                                                                303
                  Interest paid                                                                 (4,914)
                  Investment and dividend income received                                          445
                  Income tax paid                                                               (9,496)
                  CASH FLOWS FROM OPERATING ACTIVITIES                                          60,630


     9.2.3 Major differences between the financial statements prepared under the PRC Accounting Rules and Regulations and IFRS

            Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:

            Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit are analysed as follows:


                                                                                 FOR THE            FOR THE
                                                                              YEAR ENDED        YEAR ENDED
                                                                        31 DECEMBER 2003    31DECEMBER 2002
                                                                            RMB millions       RMB millions

            NET PROFIT UNDER THE PRC ACCOUNTING RULES
            AND REGULATIONS                                                       19,011           14,121
            ADJUSTMENTS:
            Depreciation of oil and gas properties                                 1,784            2,311
            Disposal of oil and gas properties                                     1,260                -
            Capitalization of general borrowing costs                                389              338
            Acquisition of Sinopec Maoming, Xi'an Petrochemical                      326              235
            and Tahe Petrochemical
            Acquisition of Sinopec National Star                                     117              117
            Gain from issuance of shares by a subsidiary                             136                -
            Gain from debt restructuring                                              82                -
            Revaluation of land use rights                                            18               18
            Unrecognized losses of subsidiaries                                    (182)                -
            Pre-operating expenditures                                             (169)                -
            Effects of the above adjustments on taxation                         (1,179)            (825)
            NET PROFIT UNDER IFRS*                                                21,593           16,315

            * Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds are analysed as follows:



                                                                             AT                     AT
                                                                    31 DECEMBER            31 DECEMBER
                                                                           2003                   2002
                                                                   RMB millions           RMB millions
            SHAREHOLDERS' FUNDS UNDER THE PRC
            ACCOUNTING RULES AND REGULATIONS                            162,946                151,717
            ADJUSTMENTS:
            Depreciation of oil and gas properties                       10,885                  9,112
            Disposal of oil and gas properties                            1,260                      -
            Capitalization of general borrowing costs                     1,125                    736
            Acquisition of Sinopec Maoming, Xi'an
            Petrochemical and Tahe Petrochemical                              -                  9,338
            Acquisition of Sinopec National Star                         (2,812)                (2,929)
            Revaluation of land use rights                                 (870)                  (822)
            Effect of minority interests on
            unrecognised losses of subsidiaries                              61                      -
            Pre-operating expenditures                                     (169)                     -
            Impairment losses on long-lived assets                         (113)                  (113)
            Government grants                                              (326)                  (291)
            Effects of the above adjustments on taxation                 (4,088)                (2,925)
            SHAREHOLDERS' FUNDS UNDER IFRS*                             167,899                163,823

            * The above financial information is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.



     9.2.4  Supplemental information for North American Shareholders

            The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). See the text of the Annual Report for details.

            The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:


                                                                       AT 31 DECEMBER
                                                                2003             2003             2002
                                                        US$ millions     RMB millions     RMB millions
            Profit attributable to shareholders
            under IFRS                                         2,609           21,593           16,315
            US GAAP adjustments:
            Foreign exchange gains and losses                      9               76               76
            Capitalisation of property, plant
            and equipment                                          1               12               12
            Reversal of deficit on revaluation of
            property, plant and equipment                         10               86                -
            Depreciation on revalued property,
            plant and equipment                                  483            3,998            4,126
            Disposal of property, plant and
            equipment                                            159            1,316              544
            Exchange of assets                                     3               23                -
            Reversal of impairment of long-lived
            assets, net of depreciation effect                     6               47               59
            Capitalised interest on investments in
            associates                                            17              141              110
            Goodwill amortisation for the year                     -                -                6
            Cumulative effect of adopting SFAS No.
            142                                                    -                -               11
            Deferred tax effect of US GAAP
            adjustments                                         (207)          (1,715)          (1,509)
            Profit attributable to shareholders
            under US GAAP                                      3,090           25,577           19,750
            BASIC AND DILUTED EARNINGS PER SHARE
            UNDER US GAAP                                    US$0.04          RMB0.30          RMB0.23
            BASIC AND DILUTED EARNINGS PER ADS
            UNDER US GAAP*                                   US$3.56         RMB29.50         RMB22.78

            * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.



            The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:

                                                                 FOR THE YEAR ENDED 31 DECEMBER
                                                                2003             2003             2003
                                                        US$ millions     RMB millions     RMB millions
            Shareholders' funds under IFRS                    20,286          167,899          163,823
            US GAAP adjustments:
            Foreign exchange gains and losses                    (43)            (352)            (428)
            Capitalisation of property, plant and
            equipment                                            (1)             (12)             (24)
            Revaluation of property, plant and
            equipment                                         (1,564)         (12,943)         (18,327)
            Deferred tax adjustments on revaluation              484            4,004            5,628
            Exchange of assets                                   (67)            (555)            (578)
            Reversal of impairment of long-lived
            assets                                               (68)            (561)            (608)
            Capitalised interest on investments in
            associates                                            39              321              180
            Goodwill                                               2               17               17
            Deferred tax effect of US GAAP
            adjustments                                           48              398              484
            SHAREHOLDERS' FUNDS UNDER US GAAP                 19,116          158,216          150,167

            Note: United States dollar equivalents



            For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB
            8.2767 being the noon buying rate in New York City on 31 December 2003 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

       9.3  CHANGE IN ACCOUNTING POLICY

            The Company and its subsidiaries (the "Group") changed its accounting policy to conform with the revised "Accounting standard for business enterprises - Events occurring after the balance sheet date" (hereinafter referred to as the "Revised Standard"). According to the original "Accounting standard for business enterprises - Events occurring after the balance sheet date", the appropriation of profit for the current year approved by the Board of Directors after the balance sheet date was an adjusting event. Pursuant to the revised "Accounting standard for business enterprises - Events occurring after the balance sheet date"(Cai Kuai [2003] No. 12) issued by the Ministry of Finance on 14 April 2003, cash dividends for the current period declared and approved by the Board of Directors after the balance sheet date, but before the financial statements are authorised for issue, should be presented separately under shareholders' funds on the balance sheet. The Company has adopted the Revised Standard to account for cash dividends retrospectively.

            As a result of the above change in accounting policy, the Company's opening balance of undistributed profits at the beginning of the year 2003 has been increased by RMB 5,202 million. The cumulative effect of the change in accounting policy for prior years is set out below:


                                                     BEFORE                             AFTER
                                                ADJUSTMENTS      ADJUSTMENTS      ADJUSTMENTS
                                               RMB millions      RMB millions    RMB millions


            Undistributed profits at
            1 January 2002                           10,006            6,936           16,942

            Undistributed profits at
            31 December 2002                          7,367            5,202           12,569

            Dividend payable at
            31 December 2002                          5,202           (5,202)               -


       9.4 As compared to the last annual report, there are no changes in the scope of consolidation.


Section 10.  REPURCHASE, SALES AND REDEMPTION OF SHARES

             [ ]  Applicable      |X| Not applicable


Section 11.  COMPLIANCE WITH THE CODE OF BEST PRACTICE

        The Board of Directors believes that, during this reporting period, Sinopec Corp. complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.


Section 12. A detailed results announcement containing all the information required by Paragraphs 45 (1) to (3) of Appendix 16 to the Listing Rules of the Stock Exchange will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

                                                      By order of the Board
                                                          CHEN TONGHAI
                                                            Chairman

Beijing, China, 26 March 2004

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          China Petroleum & Chemical Corporation

                                                                 By: /s/ CHEN GE
                                                                   Name: Chen Ge
                                      Title: Secretary to the Board of Directors

Date: March 26, 2004